FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2017

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

NatWest Reports

Presentation of information

In this document, and unless specified otherwise, the term ‘Bank’ or ‘NatWest’ means National Westminster Bank Plc, the ‘Group’ or ‘NatWest Group’ means the Bank and its subsidiaries, ‘the Royal Bank’, ‘RBS plc’ or ‘the holding company’ means The Royal Bank of Scotland plc, ‘RBSG’ or ‘the ultimate holding company’ means The Royal Bank of Scotland Group plc and ‘RBS Group’ means the ultimate holding company and its subsidiaries.

The Group 2016 Annual Report and Accounts are available at www.rbs.com/results

Business structure
The RBS Group continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders.
On 5 December 2016 the Corporate & Institutional Banking (CIB) business was re-branded as NatWest Markets (NWM) in readiness for our future ring-fenced structure: this included the renaming of the reportable operating segment as NatWest Markets. NatWest Markets will continue to offer financing, rates and currencies products to its customers.

During 2016 the Group’s activities are organised on a franchise basis as follows:

UK Personal & Business Banking (UK PBB) serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland.

Commercial & Private Banking (CPB) comprises two reportable segments: Commercial Banking and Private Banking. Commercial Banking serves commercial and corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals.

NatWest Markets (NWM), formerly Corporate and Institutional Banking (CIB), consists primarily of the operations of RBS Securities Inc (RBSSI). RBSSI is a U.S. registered broker-dealer principally engaged in the purchase, sale and financing of securities with institutional entities and government sponsored entities.

Capital Resolution was established to execute the sale or wind down of most of the global footprint. Non-strategic markets, portfolio and banking assets identified are being sold or wound down.

Central items & other includes corporate functions, such as RBS treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manage the Group’s capital resources and Group-wide regulatory projects and provides services to the reportable segments.

Ulster Bank (Ireland) Holdings Unlimited Company
Ulster Bank (Ireland) Holdings Unlimited Company (UBIH) was sold to NatWest Holdings Limited (NatWest Holdings) on 1 January 2017 in preparation for ring-fencing. NatWest Holdings is a direct subsidiary of RBS plc. UBIH is classified as a disposal group at 31 December 2016 and its assets and liabilities presented in aggregate in accordance with IFRS 5. UBIH, which was mainly reported in the Ulster Bank RoI operating segment, is no longer a reportable operating segment but presented as a discontinued operation and comparatives have been re-presented accordingly. UBIH wholly owns Ulster Bank Ireland Designated Activity Company (UBI DAC) which is regulated by the Central Bank of Ireland.

RBS Group ring-fencing
The UK ring-fencing legislation requiring the separation of essential banking services from investment banking services will take effect from 1 January 2019.

To comply with these requirements it is RBS Group’s intention to place the majority of the UK and Western European banking business in ring-fenced banking entities under a new intermediate holding company (NatWest Holdings). NatWest Markets (formerly Corporate and Institutional Banking) will be a separate non ring-fenced bank, and The Royal Bank of Scotland International (Holdings) Limited (RBSI Holdings) will be outside the ring-fence, both as direct subsidiaries of RBSG.

The final ring-fenced legal structure and the actions to be taken to achieve it, remain subject to, amongst other factors, additional regulatory, Board and other approvals as well as employee information and consultation procedures. All such actions and their respective timings may be subject to change, or additional actions may be required, including as a result of external and internal factors including further regulatory, corporate or other developments.

On 1 January 2017 RBS Group made a number of key changes to the legal entity structure as detailed below to support the move towards a ring-fenced structure. There are also plans to make further changes prior to 1 January 2019.

NatWest Holdings
An intermediate holding company, NatWest Holdings, was introduced as a direct subsidiary of RBS plc. This is an interim structure as NatWest Holdings is expected to become a direct subsidiary of RBSG in mid 2018.

The Bank and Adam & Company Group PLC (Adam & Co) transferred from being direct subsidiaries of RBS plc, and UBIH transferred from being a direct subsidiary of Ulster Bank Limited, to become direct subsidiaries of NatWest Holdings.

Financial review

RBS International
RBSI Holdings transferred from being an indirect subsidiary of RBS plc to become a direct subsidiary of RBSG. The intention is for RBS International’s operating companies to remain as subsidiaries of RBSI Holdings.

The Bank bought Lombard North Central PLC and RBS Invoice Finance (Holdings) Limited from RBS plc and some smaller companies from other members of the RBS Group.

2016 compared with 2015
The Group reported a loss attributable to ordinary shareholders of £867 million compared with £1,205 million in 2015.

Litigation and conduct costs of £2,258 million included a provision of £1,710 million in relation to the Group’s issuance and underwriting of residential mortgage-backed securities (RMBS) and PPI provisions of £362 million.

Restructuring costs decreased by £635 million to £81 million, compared with £716 million in 2015.

The NatWest Plc CET1 ratio increased from 11.6% to 16.1% primarily reflecting the £1.3 billion capital injection from RBS plc and profit in the year, partially offset by the adverse impact of the £4.2 billion accelerated pension payment to the Main scheme in March 2016 and the annual phasing in of the CRR end-point rules relating to significant investments.

Customer segment performance
UK Personal & Business Banking (UK PBB)
UK PBB operating profit increased to £1,499 million compared with £1,179 million in 2015, primarily reflecting lower operating expenses and an increase in income.

Net-interest income increased by £151 million principally reflecting strong mortgage loan growth and active deposit re-pricing. Non-interest income increased by £86 million, reflecting an increase in net fees and commissions of £99 million to £807 million (2015 - £709 million).

Operating expenses decreased by £118 million to £2,782 million (2015 - £2,900 million). This was largely due to lower litigation and conduct costs which in 2016 included a provision of £362 million in relation to PPI, together with lower staff costs.

Impairment losses were £105 million compared with £20 million in 2015 with increases principally reflecting reduced portfolio provision releases.

Gross loans and advances to customers grew by £14.0 billion to £113.3 billion principally driven by continued mortgage growth. Customer deposits increased by £6.8 billion to £125.6 billion primarily driven by growth in deposits.

Commercial Banking
Commercial Banking operating profit decreased to £623 million compared with £832 million in 2015, driven by higher expenses, partly offset by an increase in income.

Net-interest income increased by £37 million to £1,162 million compared with £1,125 million in 2015 driven by higher asset and deposit volumes. Non-interest income increased by £48 million to £450 million.

Operating expenses increased by £283 million to £975 million, compared with £692 million in 2015, and included a £223 million provision in respect of the FCA review of the Group’s treatment of SMEs.

Gross loans and advances to customers increased by £1.7 billion to £41.7 billion compared with £40.0 billion in 2015, primarily reflecting increased borrowing across a number of sectors.

Financial review
Operating loss before tax
Operating loss before tax was £224 million compared with a loss of £1,753 million in 2015. The improvement reflected an increase in income and lower operating expenses, partly offset by an increase in impairment losses compared with impairment releases in 2015. Loss attributable to shareholders was £867 million compared with £1,205 million in 2015. Profit from discontinued operations of £63 million compared with £836 million in 2015 and includes the results of UBIH which was classified as a discontinued operation at 31 December 2016.

Net interest income
Net interest income increased by £235 million, 5%, to £4,768 million compared with £4,533 million in 2015. This was principally driven by increases in UK PBB, £151 million, reflecting deposit re-pricing and strong loan growth and in Commercial Banking, £37 million, due to higher asset volumes.

Financial review

Non-interest income
Non-interest income decreased by £86 million, 6%, to £1,413 million compared with £1,499 million in 2015. Within this, loss from trading activities was £338 million (2015 - £51 million) primarily reflecting foreign exchange movements and IFRS volatility losses.

Other operating income increased by £234 million to £253 million compared with £19 million in 2015. The increase comprised of a profit on strategic disposals of £189 million, compared with a loss of £84 million in 2015, and a gain on disposal of loans and receivables of £5 million, compared with a loss of £84 million in 2015.

Net fees and commissions decreased to £1,498 million compared with £1,531 million, primarily reflecting the sale of the international private banking business and reduced activity in NatWest Markets.

Operating expenses
Operating expenses decreased by £1,563 million to £6,274 million compared with £7,837 million in 2015.

Litigation and conduct costs were £2,258 million compared with £2,825 million in 2015, and includes a £1,710 million provision in relation to the Group’s RMBS, PPI provisions of £362 million and a £223 million provision in respect of the FCA review of the Group’s treatment of SMEs.

Restructuring costs decreased by £635 million to £81 million, compared with £716 million in 2015. 2015 costs included a £277 million impairment in the value of US premises.

Operating expenses excluding litigation and conduct costs and restructuring costs declined by £361 million, 8%, to £3,935 million compared with £4,296 million in 2015. Staff costs decreased by £358 million, 29%, to £878 million reflecting reductions in Capital Resolution and cost savings initiatives.

Impairment losses
Net impairment losses were £131 million compared with impairment releases of £52 million in 2015. Net impairment losses principally in UK PBB (£105 million) and in Commercial Banking (£14 million), reflected reduced provision releases.

Discontinued operations
Profit from discontinued operations was £63 million compared with £836 million in 2015 and includes the results of UBIH which was classified as a discontinued operation in at 31 December 2016.

Financial review

2015 compared with 2014
Operating (loss)/profit before tax
Operating loss before tax was £1,753 million compared with a profit of £902 million in 2014. This decrease reflects higher charges for litigation and conduct costs of £2,825 million compared with £1,026 million in 2014, net impairment releases of £52 million compared with net impairment losses of £128 million in 2014 and a significant decrease in other non-interest income; this was partially offset by an increase in net interest income. Profit from discontinued operations was £836 million compared with £1,829 million and includes the results of Ulster Bank (Ireland) Holdings which was classified as a discontinued operation at 31 December 2016.

Net interest income
Net interest income increased by £386 million, 9% to £4,533 million compared with £4,147 million in 2014. The increase was principally due to improvements in UK PBB reflecting improvements in deposit margins and growth in the mortgage book.

Non-interest income
Non-interest income decreased by £936 million, 38% to £1,499 million, compared with £2,435 million in 2014, primarily due to a significant decrease in other operating income of £654 million to £19 million primarily reflecting losses on strategic disposals and a reduction in dividend income. Loss from trading activities decreased by £34 million to £51 million principally from the reduced scale of activity in NatWest Markets. Net fees and commissions decreased by £316 million to £1,531 million reflecting reduced activity in NatWest Markets, reductions in Private Banking and lower card interchange fees in UK PBB.

Operating expenses
Operating expenses increased by £2,285 million, or 41%, to £7,837 million from £5,552 million in 2014. Operating expenses excluding restructuring costs and litigation and conduct costs declined by £166 million, or 4%, to £4,296 million (2014 - £4,492 million) mainly reflecting the benefits of cost savings initiatives.

Litigation and conduct costs were £2,825 million compared with £1,026 million in 2014, primarily relating to mortgage-backed securities litigation. Other charges in 2015 include: provisions in relation to PPI costs of £359 million and Interest Rate Hedging Products redress of £85 million and other litigation and conduct provisions of £268 million.

Restructuring costs increased by £682 million to £716 million, compared with £34 million in 2014, primarily reflecting property and software write-downs in NatWest Markets.

Impairment releases/(losses)
Net impairment releases were £52 million in 2015 compared with a loss of £128 million in 2014. Net impairment releases were principally in Capital Resolution with disposal activity continuing.

Discontinued operations
Profit from discontinued operations was £836 million compared with £1,829 million and includes the results of Ulster Bank (Ireland) Holdings which was classified as a discontinued operation at 31 December 2016.

Financial review

Capital and leverage ratios
Capital resources, RWAs and leverage based on the relevant local regulatory capital transitional arrangements for the significant legal entities within the Group are set out below.

	31 December 2016		31 December 2015
Risk asset ratios	NatWest Plc	UBI DAC	NatWest Plc	UBI DAC

CET1(%)	16.1	29.0	11.6	29.6
Tier 1(%)	16.1	29.0	11.6	29.6
Total (%)	23.3	31.9	19.7	32.1

Capital
CET 1(£bn)	10.4	5.2	7.2	5.7
Tier 1(£bn)	10.4	5.2	7.2	5.7
Total (£bn)	15.0	5.7	12.1	6.2

Risk weighted assets
Credit risk
- non-counterparty (£bn)	56.0	16.3	54.4	17.8
- counterparty (£bn)	0.5	0.5	0.4	0.3
Market risk (£bn)	0.7	—	0.6	—
Operational risk (£bn)	7.2	1.2	6.4	1.1
	64.4	18.0	61.8	19.2

Leverage
Leverage exposure (£bn)	169.6	27.3	153.1	23.7
Tier 1 capital (£bn)	10.4	5.2	7.2	5.7
Leverage ratio (%)	6.1	19.1	4.7	24.0

Notes:
(1)
UBI DAC refers to Ulster Bank Ireland DAC.
(2)
Refer to page 27 of the 2016 Annual Report and Accounts.

NatWest Plc
The CET1 ratio increased from 11.6% to 16.1% primarily reflecting the £1.3 billion capital injection from RBS plc and profit in the year, partially offset by the adverse impacts of the £4.2 billion accelerated pension payment to the Main Scheme in March 2016 and the annual phasing in of the CRR end-point rules relating to significant investments.

RWAs increased by £2.6 billion primarily due to lending growth and the annual recalculation of operational risk.

The leverage ratio on a PRA transitional basis increased to 6.1% as a result of increased Tier 1 capital, offset by growth in mortgage lending.

UBI DAC
The CBI transitional CET1 ratio decreased from 29.6% to 29.0%.

RWAs decreased from €26.2 billion to €21.0 billion as a result of decreased lending, disposals and model changes.

When translated into sterling RWAs decreased by £1.2 billion.

The leverage ratio on a CBI transitional basis decreased to 19.1% from 24.0%, reflecting higher leverage exposure, primarily due to currency movements.

Financial review

Commentary on consolidated balance sheet
2016 compared with 2015
Total assets increased by £14.0 billion, 5%, to £316.5 billion and reflected loan growth in UK PBB, partly offset by disposal and run-down in Capital Resolution.

Loans and advances to banks decreased by £6.1 billion, 6%, to £97.2 billion and included the impact of £2.4 billion being transferred to assets of disposal groups (2015 - £0.7 billion). Within this, other bank placings decreased by £1.4 billion, 36%, to £2.5 billion and amounts due from the holding company and fellow subsidiaries decreased by £4.7 billion, 5%, to £94.7 billion.

Loans and advances to customers remained stable at £177.1 billion compared with £176.8 billion in 2015. Within this, amounts due from fellow subsidiaries were up £2.7 billion to £3.2 billion. Customer lending decreased by £2.4 billion, 1%, to £173.8 billion, primarily reflecting the impact of £18.9 billion (2015 - £1.6 billion) being transferred to assets of disposal groups, loan disposals in Capital Resolution of £1.5 billion, partly offset by a £14.0 billion increase in UK PBB mainly in relation to mortgages

Debt securities and equity shares decreased by £3.4 billion, 43%, to £4.6 billion primarily reflecting the transfer of £3.0 billion (2015 - £0.4 billion) to assets of disposal groups and reductions in held-for-trading government and financial institution securities.

Movements in the fair value of derivative assets, up £1.3 billion, 49%, to £3.9 billion, and derivative liabilities up £2.0 billion, 74%, to £4.7 billion reflecting Capital Resolution run-down.

The increase in assets and liabilities of disposal groups from £3.3 billion to £25.0 billion and from £2.7 billion to £19.3 billion respectively, reflects the transfer of UBIH to disposal groups at 31 December 2016.

Deposits by banks decreased by £4.5 billion, 18%, to £20.0 billion with amounts due to the holding company and fellow subsidiaries, down £2.8 billion, 16%, to £14.8 billion, a decrease in other bank deposits of £1.8 billion, 26%, to £5.2 billion and the impact of £1.3 billion transferred to liabilities of disposal groups.

Customer accounts increased £2.3 billion, 1%, to £233.9 billion and included the impact of £16.1 billion (2015 - £2.6 billion) transferred to disposal groups. Within this, amounts due to fellow subsidiaries decreased by £2.9 billion, 37%, to £4.9 billion. Other customer deposits were up £5.2 billion, 2%, at £229.1 billion, with the increase mainly in UKPBB and Commercial Banking.

Subordinated liabilities increased by £0.3 billion, 4% to £7.3 billion, primarily as a result of the net increase in exchange rate of £0.3 billion.

Owner’s equity decreased by £0.8 billion, 5%, to £15.6 billion primarily driven by the £0.9 billion attributable loss for the year.

Statement of directors’ responsibilities

The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2016.

The directors confirm that to the best of their knowledge:

●
the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
●
the Strategic Report and Directors’ report (incorporating the Financial review) includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Howard Davies	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

23 February 2017

Board of directors
Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Sandy Crombie Frank Dangeard Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Mike Rogers

Consolidated income statement for the year ended 31 December 2016

	2016	2015	2014
	£m	£m	£m
Interest receivable	5,784	5,793	5,894
Interest payable	(1,016)	(1,260)	(1,747)
Net interest income	4,768	4,533	4,147
Fees and commissions receivable	1,938	2,040	2,339
Fees and commissions payable	(440)	(509)	(492)
Income from trading activities	(338)	(51)	(85)
Other operating income	253	19	673
Non-interest income	1,413	1,499	2,435
Total income	6,181	6,032	6,582
Staff costs	(878)	(1,236)	(1,453)
Premises and equipment	(273)	(505)	(242)
Other administrative expenses	(4,978)	(5,545)	(3,642)
Depreciation and amortisation	(129)	(444)	(215)
Write down of goodwill and other intangible assets	(16)	(107)	—
Operating expenses	(6,274)	(7,837)	(5,552)
(Loss)/profit before impairment (losses)/releases	(93)	(1,805)	1,030
Impairment (losses)/releases	(131)	52	(128)
Operating (loss)/profit before tax	(224)	(1,753)	902
Tax charge	(706)	(289)	(998)
Loss from continuing operations	(930)	(2,042)	(96)
Profit from discontinued operations net of tax	63	836	1,829
(Loss)/profit for the year	(867)	(1,206)	1,733

Attributable to:
Non-controlling interests	—	(1)	—
Ordinary shareholders	(867)	(1,205)	1,733
	(867)	(1,206)	1,733
	2016	2015	2014
Statement of comprehensive income	£m	£m	£m
(Loss)/profit for the year	(867)	(1,206)	1,733
Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	(1,030)	(167)	(1,567)
Tax	320	328	247
	(710)	161	(1,320)
Items that do qualify for reclassification
Available-for-sale financial assets	284	(11)	(38)
Cash flow hedges	2	2	3
Currency translation	862	(326)	160
Tax	20	3	12
	1,168	(332)	137
Other comprehensive profit/(loss) after tax	458	(171)	(1,183)
Total comprehensive (loss)/income for the year	(409)	(1,377)	550

Attributable to:
Non-controlling interests	73	(24)	(34)
Ordinary shareholders	(482)	(1,353)	584
	(409)	(1,377)	550

Balance sheet as at 31 December 2016

	Group		Bank
	2016	2015	2016	2015
	£m	£m	£m	£m
Assets
Cash and balances at central banks	2,567	1,690	1,198	819
Amounts due from holding company and subsidiaries	94,686	99,403	63,427	72,227
Other loans and advances to banks	2,466	3,875	1,176	1,022
Loans and advances to banks	97,152	103,278	64,603	73,249
Amounts due from subsidiaries	3,223	569	65	132
Other loans and advances to customers	173,842	176,263	150,082	134,251
Loans and advances to customers	177,065	176,832	150,147	134,383
Debt securities subject to repurchase agreements	2,900	3,740	—	—
Other debt securities	1,563	3,464	—	—
Debt securities	4,463	7,204	—	—
Equity shares	87	717	11	4
Investments in Group undertakings	—	—	6,931	6,554
Settlement balances	1,693	2,138	119	47
Amounts due from holding company and subsidiaries	2,929	1,724	2,167	1,326
Other derivatives	975	889	915	760
Derivatives	3,904	2,613	3,082	2,086
Intangible assets	484	517	477	498
Property, plant and equipment	2,160	1,031	787	811
Deferred tax	1,391	1,802	1,365	1,546
Prepayments, accrued income and other assets	534	1,297	201	395
Assets of disposal groups	24,976	3,311	—	—
Total assets	316,476	302,430	228,921	220,392

Liabilities
Amounts due to holding company and subsidiaries	14,845	17,609	5,773	8,210
Other deposits by banks	5,200	6,982	3,435	2,726
Deposits by banks	20,045	24,591	9,208	10,936
Amounts due to subsidiaries	4,859	7,752	4,829	8,718
Other customer accounts	229,080	223,909	187,661	176,421
Customer accounts	233,939	231,661	192,490	185,139
Debt securities in issue	301	1,473	—	—
Settlement balances	1,753	2,461	86	53
Short positions	4,591	3,577	—	—
Amounts due to holding company and subsidiaries	4,294	2,291	3,604	1,993
Other derivatives	360	379	334	302
Derivatives	4,654	2,670	3,938	2,295
Provisions for liabilities and charges	6,659	5,329	1,533	1,325
Accruals and other liabilities	1,897	2,214	467	379
Retirement benefit liabilities	29	3,547	12	3,242
Amounts due to holding company	5,806	5,621	4,409	4,413
Other subordinated liabilities	1,489	1,395	1,481	1,328
Subordinated liabilities	7,295	7,016	5,890	5,741
Liabilities of disposal groups	19,313	2,724	—	—
Total liabilities	300,476	287,263	213,624	209,110

Non-controlling interests	420	346	—	—
Owners’ equity	15,580	14,821	15,297	11,282
Total equity	16,000	15,167	15,297	11,282
Total liabilities and equity	316,476	302,430	228,921	220,392

Statement of changes in equity for the year ended 31 December 2016

	Group			Bank
	2016	2015	2014	2016	2015	2014
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January and 31 December	1,678	1,678	1,678	1,678	1,678	1,678

Share premium
At 1 January and 31 December	2,225	2,225	2,225	2,225	2,225	2,225

Available-for-sale reserve
At 1 January	18	29	55	—	—	6
Unrealised gains/(losses)	303	(5)	(29)	1	—	—
Realised gains	(19)	(6)	(9)	—	—	(7)
Tax	5	—	12	—	—	1
At 31 December	307	18	29	1	—	—

Cash flow hedging reserve
At 1 January	(1)	(3)	(6)	(1)	(3)	(6)
Amount recognised in equity	—	—	—	—	—	—
Amount transferred from equity to earnings	2	2	3	2	2	3
Tax	(1)	—	—	(1)	—	—
At 31 December	—	(1)	(3)	—	(1)	(3)

Foreign exchange reserve
At 1 January	821	1,121	927	(10)	(10)	(10)
Retranslation of net assets	994	(283)	231	—	—	—
Foreign currency losses on hedges of net assets	(54)	(20)	(37)	—	—	—
Tax	16	3	—	—	—	—
Recycled to profit or loss on disposal businesses	(151)	—	—	—	—	—
At 31 December	1,626	821	1,121	(10)	(10)	(10)

Capital redemption reserve
At 1 January and 31 December	647	647	647	647	647	647

Retained earnings
At 1 January	9,433	9,677	7,262	6,743	7,384	3,990
(Loss)/profit attributable to ordinary shareholders
- continuing operations	(930)	(2,041)	(96)	3,466	(1,422)	2,416
- discontinued operations	63	836	1,829	—	—	—
Ordinary dividends paid	—	—	(175)	—	—	(175)
Capital contribution	1,300	800	2,177	1,300	800	2,177
Loss on remeasurement of retirement benefit schemes
- gross	(1,030)	(167)	(1,567)	(1,058)	(348)	(1,265)
- tax	320	328	247	305	329	241
Loss on transfer of fellow subsidiary	(59)	—	—	—	—	—
At 31 December	9,097	9,433	9,677	10,756	6,743	7,384

Owners' equity at 31 December	15,580	14,821	15,374	15,297	11,282	11,921

Non-controlling interests
At 1 January	346	394	1,278	—	—	—
Currency translation adjustments and other movements	73	(23)	(34)	—	—	—
Loss attributable to non-controlling interests	—	(1)	—	—	—	—
Equity withdrawn and disposals	1	(24)	(850)	—	—	—
At 31 December	420	346	394	—	—	—

Total equity at 31 December	16,000	15,167	15,768	15,297	11,282	11,921

Total equity is attributable to:
Non-controlling interests	420	346	394	—	—	—
Ordinary shareholders	15,580	14,821	15,374	15,297	11,282	11,921
	16,000	15,167	15,768	15,297	11,282	11,921

Cash flow statement for the year ended 31 December 2016

	Group			Bank
	2016	2015	2014	2016	2015	2014
	£m	£m	£m	£m	£m	£m
Cash flows operating activities
Operating (loss)/profit before tax from continuing operations	(224)	(1,753)	902	4,060	(1,105)	2,541
Profit before tax from discontinued operations	60	839	1,675	—	—	—
Adjustments for non-cash items and other
Adjustments included within income statement	(3,548)	(4,993)	(4,163)	(697)	2,304	(1,800)
Cash contribution to defined benefit pension schemes	(4,473)	(807)	(804)	(4,349)	(724)	(712)
Changes in operating assets and liabilities	(1,227)	8,772	(13,713)	(5,704)	(548)	(5,737)
Income taxes (paid)/received	(77)	169	25	(131)	62	(128)
Net cash flows from operating activities	(9,489)	2,227	(16,078)	(6,821)	(11)	(5,836)

Cash flows from investing activities
Sale and maturity of securities	1,179	2,226	709	—	782	471
Purchase of securities	(1,246)	(1,417)	(2,070)	—	—	—
Sale of property, plant and equipment	64	413	287	17	15	49
Purchase of property, plant and equipment	(88)	(207)	(187)	(61)	(165)	(66)
Net investment in business interests and intangible assets	(1,247)	(2,716)	(8)	(307)	(715)	17
Net cash flows from investing activities	(1,338)	(1,701)	(1,269)	(351)	(83)	471

Cash flows from financing activities
Capital contribution	1,300	800	1,500	1,300	800	1,500
Redemption of subordinated liabilities	—	(387)	(60)	—	(387)	—
Dividends paid	—	—	(175)	—	—	(175)
Interest on subordinated liabilities	(245)	(262)	(270)	(237)	(255)	(250)
Net cash flows from financing activities	1,055	151	995	1,063	158	1,075
Effects of exchange rate changes on cash and cash equivalents	2,993	115	221	1,073	(55)	(108)

Net (decrease)/increase in cash and cash equivalents	(6,779)	792	(16,131)	(5,036)	9	(4,398)
Cash and cash equivalents at 1 January	86,543	85,751	101,882	66,187	66,178	70,576
Cash and cash equivalents at 31 December	79,764	86,543	85,751	61,151	66,187	66,178

Notes on the accounts

1 Basis of Preparation
The Group’s consolidated financial statements should be read in conjunction with the 2016 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the year ended 31 December 2016 have been prepared on a going concern basis.

2 Ulster Bank (Ireland) Holdings unlimited company
Ulster Bank (Ireland) Holdings unlimited company (UBIH) was classified as a disposal group at 31 December 2016 and the international private banking business was classified as a disposal group at 31 December 2015. UBIH, which was mainly reported in the Ulster Bank RoI operating segment, is no longer a reportable operating segment but presented as a discontinued operation and comparatives have been re-presented accordingly.

3 Accounting Policies
Principle accounting policies
The Group’s principle accounting policies are set out on pages 102 to 110 of the 2016 Annual Report and Accounts. Amendments to IFRS effective for 2016 have not had a material effect on the Group results.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial conditions are those relating to pensions, goodwill, provisions for liabilities, deferred tax, loan impairment provision and fair value of financial instruments. These critical accounting policies and judgements are described on pages 110 to 112 of the 2016 Annual Reports and Accounts.

Notes on the accounts

4 Operating expenses	Group
	2016	2015	2014
	£m	£m	£m
Wages, salaries and other staff costs	732	968	1,129
Social security costs	62	61	76
Pension costs
- defined benefit schemes	60	239	219
- gains on curtailments or settlements	—	(57)	—
- defined contribution schemes	24	25	29
Staff costs	878	1,236	1,453

Premises and equipment	273	505	242
Other administrative expenses (1)	4,978	5,545	3,642

Property, plant and equipment, depreciation and write down	81	377	102
Intangible assets amortisation	48	67	113
Depreciation and amortisation	129	444	215
Write down of intangible assets	16	107	—
	6,274	7,837	5,552

Restructuring costs relating to continuing operations included in operating expenses comprise:
	2016	2015	2014
	£m	£m	£m
Staff costs	55	81	17
Premises and depreciation	(3)	523	13
Other (2)	29	112	4
	81	716	34

Notes:
(1)
Includes litigation and conduct costs. Further details are provided in Note 21 of the 2016 Annual Report and Accounts.
(2)
Includes other administration expenses and write down of intangible assets.

Notes on the accounts

5 Pensions
The Group sponsors a number of pension schemes in the UK and overseas, including the Main Section of The Royal Bank of Scotland Group Pension Fund (the “Main scheme”) which operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation (principally the Pension Schemes Act 1993, the Pensions Act 1995 and the Pensions Act 2004). Under UK legislation a defined benefit pension scheme is required to meet the statutory funding objective of having sufficient and appropriate assets to cover its liabilities. Pension fund trustees are required to: prepare a statement of funding principles; obtain regular actuarial valuations and reports; put in place a recovery plan addressing any funding shortfall; and send regular summary funding statements to members of the scheme.

The Main scheme corporate trustee is RBS Pension Trustee Limited (the Trustee), a wholly owned subsidiary of National Westminster Bank Plc. The Trustee is the legal owner of the Main scheme assets which are held separately from the assets of the Group. The Board of the Trustee comprises four trustee directors nominated by members selected from eligible active staff and pensioner members who apply and six appointed by the Group. The Board is responsible for operating the scheme in line with its formal rules and pensions law. It has a duty to act in the best interests of all scheme members, including pensioners and those who are no longer employed by the Group, but who still have benefits in the scheme. Similar governance principles apply to the Group’s other pension schemes, although different legislative frameworks apply to the Group’s overseas schemes.

Various changes have been made to the Group’s defined benefit pension schemes to manage pension costs and risks. The Group announced in October 2016 that, following an extensive consultation process that, it would be increasing employee contributions in its UK defined benefit pension schemes by 2% of salary.

The Group’s defined benefit schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years. Employees making additional contributions can secure additional benefits.

Since October 2006, new UK entrants may join The Royal Bank of Scotland Retirement Savings Plan, a defined contribution pension scheme.

The Group also provides post-retirement benefits other than pensions, principally through subscriptions to private healthcare schemes in the UK and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of eligible employees. The amounts are not material.

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits’ were prepared at 31 December with the support of independent actuaries, using the following assumptions:

Notes on the accounts

	Group				Bank
Changes in value of net pension liability		Present value	Asset	Net		Present value	Asset	Net
	Fair value	of defined	ceiling/	pension	Fair value	of defined	ceiling/	pension
	of plan	benefit	minimum	liability/	of plan	benefit	minimum	liability/
	assets	obligation	funding (1)	(surplus)	assets	obligation	funding (1)	(surplus)
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2015	32,132	34,261	1,854	3,983	30,077	31,776	1,739	3,438
Currency translation and other adjustments	(13)	(58)		(45)
Income statement
Net interest expense	1,134	1,220	64	150	1,118	1,157	64	103
Current service cost		297		297		244		244
Less direct contributions from other scheme members		(199)		(199)		(195)		(195)
Past service cost		40		40		28		28
Gains on curtailments or settlement		(57)		(57)		—		—
	1,134	1,301	64	231	1,118	1,234	64	180
Statement of comprehensive income
Return on plan assets above recognised interest income	(427)			427	(415)			415
Experience gains and losses		(276)		(276)		(233)		(233)
Effect of changes in actuarial financial assumptions		(1,246)		(1,246)		(1,124)		(1,124)
Effect of changes in actuarial demographic assumptions		60		60		112		112
Asset ceiling/minimum funding adjustments			1,202	1,202			1,178	1,178
	(427)	(1,462)	1,202	167	(415)	(1,245)	1,178	348

Contributions by employer	807	—		(807)	724	—		(724)
Contributions by plan participants and other
scheme members	201	201		—	195	195		—
Benefits paid	(1,050)	(1,050)		—	(996)	(996)		—
Transfer to disposal groups	(299)	(297)		2	—	—		—
At 1 January 2016	32,485	32,896	3,120	3,531	30,703	30,964	2,981	3,242
Currency translation and other adjustments	422	469		47
Income statement
Net interest expense	1,374	1,249	122	(3)	1,310	1,184	116	(10)
Current service cost		243		243		199		199
Less direct contributions from other scheme members		(171)		(171)		(171)		(171)
Past service cost		28		28		28		28
	1,374	1,349	122	97	1,310	1,240	116	46
Statement of comprehensive income
Return on plan assets above recognised interest income	8,824			(8,824)	8,562			(8,562)
Experience gains and losses		(766)		(766)		(658)		(658)
Effect of changes in actuarial financial assumptions		9,019		9,019		8,804		8,804
Effect of changes in actuarial demographic assumptions		(472)		(472)		(402)		(402)
Asset ceiling/minimum funding adjustments			2,073	2,073			1,876	1,876
	8,824	7,781	2,073	1,030	8,562	7,744	1,876	1,058

Contributions by employer	4,473			(4,473)	4,349			(4,349)
Contributions by plan participants and other
scheme members	174	174		—	169	169		—
Liabilities extinguished upon settlement	—	(20)		(20)	—	—		—
Benefits paid	(1,374)	(1,374)		—	(1,269)	(1,269)		—
Transfer to/from fellow subsidiaries	93	104	—	11	—	—	—	—
Transfer to disposal groups	(1,160)	(1,369)	—	(209)	—	—	—	—
At 31 December 2016	45,311	40,010	5,315	14	43,824	38,848	4,973	(3)

Note:
(1)
In recognising the net surplus or deficit of a pension scheme, the funded status of each scheme is adjusted to reflect any minimum funding requirement imposed on the sponsor and any ceiling on the amount that the sponsor has a right to recover from a scheme.

Notes on the accounts

	Main scheme
Analysis of net pension deficit	2016	2015
	£m	£m
Fund assets at fair value	43,824	30,703
Present value of fund liabilities	38,851	30,966
Funded status	4,973	263
Asset ceiling/minimum funding	(4,973)	2,981
Retirement benefit liability	—	3,244
Minimum funding requirement	—	3,657
Asset ceiling	—	(413)
	—	3,244

	Group		Bank
Net pension deficit comprises	2016	2015	2016	2015
	£m	£m	£m	£m
Net assets surplus of schemes in surplus (included in Prepayments,
accrued income and other assets	(15)	(16)	(15)	—
Net liabilities of schemes in deficit	29	3,547	12	3,242
	14	3,531	(3)	3,242

The income statement charge comprises:
	2016	2015	2014
	£m	£m	£m
Continuing operations	60	182	219
Discontinued operations	37	49	23
	97	231	242

The defined benefit obligation is attributable to the different classes of scheme members in the following proportions (Main scheme).

Triennial funding valuation
In January 2016, the Group accelerated the settlement of the future contributions agreed with the Trustee as part of the 31 March 2013 triennial valuation of the Main scheme. This amounted to £4.2 billion. At the same time it entered into a Memorandum of Understanding with the Trustee that included advancing the date of the 31 March 2016 triennial funding valuation to 31 December 2015. Consequently, the next triennial valuation does not need to be agreed until 31 March 2020.

In June 2016, the triennial funding valuation of the Main scheme as at 31 December 2015 was agreed. Using the actuarial assumptions set out in the table below (which are different to the assumptions used to calculate the IAS 19 defined benefit obligation) the pension liabilities calculated at 31 December 2015 totalled £37 billion and the deficit was £5.8 billion, subsequently reduced by the £4.2 billion cash payment in March 2016. Investment returns over the next 10 year period are forecast to absorb the £1.6 billion balance of the deficit. The average cost of the future service of current members has increased from 27% to 35% of basic salary before contributions from those members; it includes the expenses of running the scheme.

The Trustee of the Main scheme is responsible for setting the actuarial assumptions used in the triennial funding valuation having taken advice from the Scheme Actuary. These represent the Trustee’s prudent estimate of the future experience of the Main scheme taking into account the covenant provided by the Group and the investment strategy of the scheme. They are agreed with the Group and documented in the Statement of Funding Principles.

The key assumption methodology used in the 31 December 2015 valuation is set out below. As at that date the funding level disclosed on the assumptions below was 84%. This is before any allowance for the £4.2 billion contribution made in March 2016.

Principal actuarial assumptions for 2015 and 2013 triennial valuations

Discount rate	Fixed interest swap yield curve plus 1.5% per annum at all durations
Inflation assumption	Retail price index (RPI) swap yield curve
Rate of increase in pensions in payment	(RPI floor 0%, cap 5%): Limited price indexation (LPI) (0,5) swap yield curve
Post retirement mortality assumptions:		2015	2013
Longevity at age 60 for current pensioners (years)	Male Female	28.4 30.2	28.8 30.8
Longevity at age 60 for future pensioners currently aged 40 (years)	Male Female	29.9 32.4	30.7 32.9

Notes on the accounts

6 Tax	Group
	2016	2015	2014
	£m	£m	£m
Current tax
(Charge)/credit for the year	(646)	(47)	39
(Under)/over provision in respect of prior years	(76)	20	(64)
	(722)	(27)	(25)
Deferred tax
Credit/(charge) for the year	35	(287)	(276)
Reduction in the carrying value of deferred tax assets	(17)	—	(775)
(Under)/over provision in respect of prior years	(2)	25	78
Tax (charge)/credit for the year	(706)	(289)	(998)

The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard rate of UK corporation tax of 20% (2015 - 20.25%; 2014 – 21.50%) as follows:
	2016	2015	2014
	£m	£m	£m
Expected tax credit/(charge)	45	355	(194)
Losses and temporary differences in year where no deferred tax asset recognised	(696)	(933)	(4)
Foreign profits taxed at other rates	344	431	(29)
UK tax rate change impact (1)	(27)	(51)	—
Non-deductible goodwill impairment	—	(25)	—
Items not allowed for tax
- losses on disposal and write-downs	(14)	(1)	(4)
- UK bank levy	—	(3)	—
- regulatory and legal actions	(119)	(106)	(4)
- other disallowable items	(45)	(45)	(72)
Non-taxable items	65	39	65
Taxable foreign exchange movements	(6)	4	2
Losses brought forward and utilised	5	1	3
Reduction in carrying value of deferred tax asset in respect of:
- UK losses	(17)	—	—
- US losses and temporary differences	—	—	(775)
Banking surcharge	(163)	—	—
Adjustments in respect of prior years	(78)	45	14
Actual tax charge	(706)	(289)	(998)

Note:
(1)  In recent years, the UK government has steadily reduced the rate of UK corporation tax, with the latest enacted rates standing at 20% with effect from 1 April 2015, 19% from 1 April 2017, and 17% from 1 April 2020. The Finance (No 2) Act 2015 restricts the rate at which tax losses are given credit in future periods to the main rate of UK corporation tax, excluding the Banking Surcharge 8% rate introduced by this Act. Deferred tax assets and liabilities at 31 December 2016 take into account the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

Notes on the accounts

7 Financial assets - impairments
The following table shows the movement in the provision for impairment losses on loans and advances.

	Group
	Individually	Collectively	Latent		2015
	assessed	assessed		2016
	£m	£m	£m	£m	£m
At 1 January	1,667	3,235	433	5,335	13,908
Transfers to disposal groups	(69)	(1,054)	(77)	(1,200)	(20)
Currency translation and other adjustments	116	221	31	368	(542)
Transfers from fellow subsidiaries	—	—	—	—	10
Amounts written-off	(1,519)	(1,427)	—	(2,946)	(7,276)
Recoveries of amounts previously written-off	33	28	—	61	82
Charge/(release) to income statement
- from continuing operations	36	92	3	131	(54)
- from discontinued operations	(8)	99	(203)	(112)	(677)
Unwind of discount (recognised in interest income)
- from continuing operations	(6)	(31)	—	(37)	(50)
- from discontinued operations	(1)	(36)	—	(37)	(46)
At 31 December	249	1,127	187	1,563	5,335

	Bank
	Individually	Collectively	Latent		2015
	assessed	assessed		2016
	£m	£m	£m	£m	£m
At 1 January	229	1,307	156	1,692	2,530
Currency translation and other adjustments	(5)	7	—	2	—
Amounts written-off	(63)	(405)	—	(468)	(813)
Recoveries of amounts previously written-off	6	20	—	26	34
Charge/(release) to income statement	39	105	11	155	(12)
Unwind of discount (recognised in interest income)	(5)	(30)	—	(35)	(47)
At 31 December	201	1,004	167	1,372	1,692

	Group
Impairment charge/(release) to the income statement	2016	2015	2014
	£m	£m	£m
Loans and advances to customers	131	(54)	130
	131	(54)	130

Debt securities	—	2	(2)
Charge/(release) to the income statement for continuing operations	131	(52)	128

The release to the income statement in relation to discontinued operations was £112 million (2015 - £677 million: 2014 - £1,377 million)

Notes on the accounts

8 Discontinued operations and assets and liabilities of disposal groups
As part of implementing the legislation following the recommendations of the Independent Commission on Banking, on 1 January 2017 Ulster Bank (Ireland) Holdings Unlimited Company (UBIH) was sold to NatWest Holdings. NatWest Holdings is a subsidiary of RBS plc, the immediate parent company of the Group. Accordingly, UBIH has been classified as a disposal group at 31 December 2016 and presented as a discontinued operation, with comparative income statement and related notes re-presented.

(a) Profit from discontinued operations, net of tax
	2016	2015	2014
	£m	£m	£m
UBIH
Interest income	482	487	605
Interest expense	(72)	(124)	(175)
Net interest income	410	363	430
Other income	122	141	265
Total income	532	504	695
Operating expenses	(584)	(341)	(397)
(Loss)/profit before impairment losses	(52)	163	298
Impairment losses	112	676	1,377
Operating profit before tax	60	839	1,675
Tax credit/(charge)	3	(3)	154
Profit from UBIH discontinued operations, net of tax	63	836	1,829

(b) Operating cash flows attributable to discontinued operations
	2016	2015	2014
	£m	£m	£m
Net cash flows from operating activities	2,144	(152)	2,177
Net cash flows from investing activities	167	198	(2,116)
Net cash flows from financing activities	(1,802)	(5)	(69)
Net increase/(decrease) in cash and cash equivalents	1,121	25	(27)

(c) Assets and liabilities of disposal groups
	2016	2015
	£m	£m
Assets of disposal groups
Cash and balances at central banks	249	440
Loans and advances to banks	2,418	674
Loans and advances to customers	18,922	1,638
Debt securities and equity shares	2,953	442
Derivatives	94	25
Property, plant and equipment	67	15
Other assets	273	77
	24,976	3,311

Liabilities of disposal groups
Deposits by banks	1,309	32
Customer accounts	16,113	2,591
Derivatives	126	27
Debt securities in issue	1,179	—
Subordinated liabilities	76	—
Other liabilities	510	74
	19,313	2,724

At 31 December 2016, disposal groups comprise the third party net assets of UBIH and the Group’s interest in RBS International.  The aggregate consideration receivable in respect of these assets is £4.4 billion. Taking into account related foreign exchange movements, the Group does not expect to report a material gain or loss on completion of these sales.

At 31 December 2015, the net assets of disposal groups comprise international private banking measured at the agreed sale price to Union Bancaire Privèe less costs to sell (fair value hierarchy level 3).

Notes on the accounts

9 Provisions for liabilities and charges
	Group

Provisions for liabilities and charges	Payment	Other	Residential	Litigation and		Total
	protection	customer	mortgage backed	other	Property
	insurance	redress	securities	regulatory	and other
	£m	£m	£m	£m	£m	£m
At 1 January 2016	599	584	3,772	55	319	5,329
Transfer to disposal groups	—	(169)	—	(12)	(21)	(202)
Transfer from accruals and other liabilities	—	2	17	12	15	46
Transfer	34	(21)	—	—	(13)	—
Currency translation and other movements	—	9	686	13	24	732
Charge to income statement
- from continuing operations	362	270	1,710	77	209	2,628
- from discontinued operations	—	177	—	4	9	190
Releases to income statement
- from continuing operations	—	(23)	(91)	(47)	(115)	(276)
- from discontinued operations	—	(11)	—	—	(16)	(27)
Provisions utilised	(242)	(256)	(1,128)	(16)	(119)	(1,761)
At 31 December 2016	753	562	4,966	86	292	6,659

	Bank

Provisions for liabilities and charges	Payment	Other	Litigation		Total
	protection	customer	and other	Property
	insurance	redress)	regulatory	and other
	£m	£m	£m	£m	£m
At 1 January 2016	587	489	6	243	1,325
Transfers	34	(21)	—	(13)	—
Currency translation and other movements	—	—	—	15	15
Charge to income statement
- from continuing operations	362	259	4	188	813
Releases to income statement	—	(19)	(3)	(110)	(132)
Provisions utilised	(239)	(170)	(7)	(72)	(488)
At 31 December 2016	744	538	—	251	1,533

Notes on the accounts

10 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2016. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

	Group		Bank
	2016	2015	2016	2015
	£m	£m	£m	£m
Contingent liabilities and commitments
Guarantees and assets pledged as collateral security	869	1,050	648	594
Other contingent liabilities	1,222	1,230	966	1,008
Standby facilities, credit lines and other commitments	55,363	49,608	48,325	43,616
	57,454	51,888	49,939	45,218

Note:
(1)
In the normal course of business, the Bank guarantees specified third party liabilities of certain subsidiaries; it also gives undertakings that individual subsidiaries will fulfil their obligations to third parties under contractual or other arrangements.

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes on the accounts

10 Memorandum items continued
Litigation, investigations and reviews
NatWest Group and certain members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 31 December 2016 (see Note 21 of the 2016 Annual Reports and Accounts).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the RBS Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision. The RBS Group generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously the RBS Group’s position in the matter.

There are situations where the RBS Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The Group may not be directly involved in all of the following litigation, investigations and reviews but due to the potential implications to the RBS Group of such litigation, investigations and reviews, if a final outcome is adverse to the RBS Group it may also have an adverse effect on the Group.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. The RBS Group expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with the Group’s litigation, investigations and reviews, see “Risk Factors” on pages 42 to 74.

Litigation
UK 2008 rights issue shareholder litigation
Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBS Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by the RBS Group on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the RBS Group under the Group Litigation Order which is now closed to further claimants. Prior to the partial settlement described below, the aggregate value of the shares subscribed for at 200 pence per share by all of the then claimant shareholders was approximately £4 billion.

Notes on the accounts

10 Memorandum items continued
In December 2016 the RBS Group concluded full and final settlements with four of the five shareholder groups representing 78% of the claims by value. The maximum settlement figure of £800 million is covered by existing RBS Group provisions and that total figure assumes that agreement is reached with all groups, is split proportionally between each, and is subject to validation of claims.

Should the remaining group’s claim not be settled, the RBS Group will continue to defend it. Damages have not yet been quantified. The court timetable provides that a trial of the preliminary issue of whether the rights issue prospectus contained untrue and misleading statements and/or improper omissions will commence in May 2017. In the event that the court makes such a finding, further trial(s) will be required to consider whether any such statements and/or omissions caused loss and, if so, the quantum of that loss.

Residential mortgage-backed securities (RMBS) litigation in the US
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit. Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately US$36.5 billion of RMBS issued primarily from 2005 to 2007.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS Group companies remain as defendants in more than 10 lawsuits brought by or on behalf of purchasers of RMBS, including the purported class action identified below.

In the event of an adverse judgment in any of these cases, the amount of the RBS Group’s liability will depend on numerous factors that are relevant to the calculation of damages, which may include the recognised loss of principal value in the securities at the time of judgment (write-downs); the value of the remaining unpaid principal balance of the securities at the time the case began, at the time of judgment (if the plaintiff still owns the securities at the time of judgment), or at the time when the plaintiff disposed of the securities (if plaintiff sold the securities); and a calculation of pre and post judgment interest that the plaintiff could be awarded, which could be a material amount.

In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) filed RMBS-related lawsuits against the RBS Group and a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed.

The primary FHFA lawsuit against the RBS Group remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of RMBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of the US$32 billion, approximately US$7.6 billion was outstanding at 31 December 2016 with cumulative write downs to date on the securities of approximately US$1.1 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. The matter continues in the discovery phase.

The other remaining FHFA lawsuit that involves the RBS Group relates to RMBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, and is the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., finding, as relevant to the RBS Group, that the offering documents for four Nomura-issued RMBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law.

RBS Securities Inc. estimates that its net exposure under the Court’s judgment is approximately US$383 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the estimated market value of the four RMBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney’s fees that will be due to FHFA if the judgment is upheld.

The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

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Other remaining RMBS lawsuits against RBS Group companies include cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation.

RBS Group companies are also defendants in a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. The RBS Group has reached an agreement in principle to settle this matter, subject to documentation and court approval. The amount of the settlement is covered by an existing provision.

As at 31 December 2016, the Group’s total aggregate of provisions in relation to certain of the RMBS litigation matters (described immediately above) and RMBS and other securitised products investigations (set out under “Investigations and reviews” on page 169 of the 2016 Annual Report and Accounts), including an additional provision of £1.7 billion ($2.2 billion) in 2016, is £5 billion ($6.1 billion). The duration and outcome of these investigations and litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.

Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences may occur.

In many of the securitisation and securities related cases in the US, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party, a number of whom are or may be insolvent.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming the RBS Group as a defendant, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

In a series of orders issued in 2013 and 2014, the district court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.

On 23 May 2016, the district court’s dismissal of plaintiffs’ antitrust claims was vacated by the United States Court of Appeals for the Second Circuit, which held that plaintiffs have adequately pled antitrust injury and an antitrust conspiracy, but remanded to the lower court for further consideration on the question of whether plaintiffs possess the requisite antitrust standing to proceed with antitrust claims.

In a decision issued on 20 December 2016, the district court held that it lacks personal jurisdiction over the RBS Group with respect to certain claims asserted in the coordinated proceeding. Following that decision, the RBS Group is dismissed from each of the USD LIBOR-related class actions in the coordinated proceeding, subject to appeal, although certain non-class cases on behalf of particular plaintiffs remain pending.

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Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (one case relating to Euroyen TIBOR futures contracts and one relating to other derivatives allegedly linked to JPY LIBOR and Euroyen TIBOR), (ii) Euribor, (iii) Swiss Franc LIBOR (iv) Pound sterling LIBOR, and (v) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, and (vi) the Australian Bank Bill Swap Reference Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. Each of these matters is subject to motions to dismiss that will be made or are currently pending, with the exceptions that on 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs’ antitrust claims, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation and on 21 February 2017, the court in the action relating to Euribor dismissed all claims alleged against the RBS Group for lack of personal jurisdiction.

Details of LIBOR investigations involving the RBS Group are set out under ‘‘Investigations and reviews’’ on page 30.

ISDAFIX antitrust litigation
Beginning in September 2014, The Royal Bank of Scotland plc (RBS plc) and a number of other financial institutions were named as defendants in several purported class action complaints (subsequently consolidated into one complaint) in the United States District Court for the Southern District of New York alleging manipulation of USD ISDAFIX rates In 2015, RBS plc reached an agreement to settle this matter for US$50 million, and that settlement received preliminary approval from the Court on 11 May 2016. The settlement amount has been paid into escrow pending the final court approval of the settlement.

FX antitrust litigation
In 2015, Group companies settled a consolidated antitrust class action (the “consolidated action”), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court’s preliminary approval of the settlement on 15 December 2015, the RBS Group paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement. On 8 June 2016, the Court denied a motion by the settling defendants to enjoin a second FX-related antitrust class action pending in the same court from proceeding, holding that the alleged class of “consumers and end-user businesses” in that action is not included within the classes at issue in the consolidated action.

The RBS Group has made a motion to dismiss the claims in this “consumer” action, and that motion remains pending.

A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, including claims based on alleged non-collusive FX-related conduct, was dismissed on 20 September 2016 on the ground that the plaintiffs failed to plead that the defendants had ERISA-based fiduciary duties to the plaintiffs. Plaintiffs have commenced an appeal of this dismissal.

On 26 September 2016, a class action complaint was filed in the United States District Court for the Southern District of New York asserting claims on behalf of “indirect purchasers” of FX instruments. The complaint defines “indirect purchasers” as persons who were indirectly affected by FX instruments that others entered into directly with defendant banks or on exchanges.

It is alleged that certain RBS Group companies and other defendant banks caused damages to the “indirect purchasers” by conspiring to restrain trade in the FX spot market. The complaint seeks damages and other relief under federal, California, and New York antitrust laws. The RBS Group and the other defendants have made a motion to dismiss this matter.

In September 2015, certain members of the Group, as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades.

In January 2017, the RBS Group reached an agreement in principle to settle these matters for approximately CAD 13 million, subject to settlement documentation and court approval.

Certain other foreign exchange transaction related claims have been or may be threatened against the RBS Group in other jurisdictions. The RBS Group cannot predict whether any of these claims will be pursued, but expects that several may.

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US Treasury securities antitrust litigation
Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc. The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaints assert claims under the US antitrust laws and the Commodity Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. On 8 December 2015, all pending matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pre-trial proceedings. The RBS Group anticipates making a motion to dismiss these claims.

Interest rate swaps antitrust litigation
Beginning in November 2015, RBS plc and other members of the Group, as well as a number of other interest rate swap dealers, were named as defendants in a number of class action antitrust complaints filed in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois. The complaints, filed on behalf of persons who entered into interest rate swaps with the defendants, allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps, to the alleged detriment of the plaintiff class.

In addition, two complaints containing similar allegations of collusion were filed in United States District Court for the Southern District of New York on behalf of TeraExchange and Javelin, who allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the U.S. antitrust laws. On 2 June 2016, all of these matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

The RBS Group has made a motion to dismiss the operative complaints in these matters.

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

Interest rate hedging products litigation
The RBS Group is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products (IRHPs). In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging the RBS Group made misrepresentations in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. The RBS Group encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. The RBS Group remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Property Alliance Group (PAG) v The Royal Bank of Scotland plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was approximately £33 million and the trial ended in October 2016. On 21 December 2016 the Court dismissed all of PAG’s claims. The decision (subject to any appeal by PAG) may have significance to other similar LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts. The case of Wall v RBS plc, which concerns similar allegations to those in PAG, is currently scheduled to go to trial October 2017. The sum claimed is between £400 million and £700 million.

In addition to claims alleging that IRHPs were mis-sold, the RBS Group has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme.

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These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. The RBS Group has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against the RBS Group, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. The customer has been granted leave to appeal by the Court of Appeal, and the appeal is scheduled for May 2017.

Tax dispute
HMRC issued a tax assessment in 2012 against the RBS Group for approximately £86 million regarding a value-added-tax (“VAT”) matter in relation to the trading of European Union Allowances (“EUAs”) by an RBS Group joint venture subsidiary in 2009. The RBS Group has commenced legal proceedings before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the “Tax Dispute”).  Separately, the RBS Group is a named defendant in proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the “Liquidated Companies”) and their respective liquidators (together, “the Claimants”). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants are claiming approximately £72.5 million by alleging that the RBS Group dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The RBS Group strongly denies these allegations.

Weiss v. National Westminster Bank Plc (NatWest)
NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit.

The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial. On 31 March 2016, the trial court denied a motion by NatWest to dismiss the case in which NatWest had argued that the court lacked personal jurisdiction over NatWest. NatWest has since asserted other grounds for summary judgment that the trial court has not previously ruled upon.

Investigations and reviews
The RBS Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. The RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes. The NatWest Markets (formerly CIB) segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The RBS Group is co-operating fully with the investigations and reviews described below.

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RMBS and other securitised products investigations
In the US, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the US Department of Justice (DOJ) and various other members of the Residential Mortgage-Backed Securities Working Group (RMBS Working Group) of the Financial Fraud Enforcement Task Force (including several state attorneys general, including those mentioned below), relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products.

In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

These ongoing matters include, among others, active civil and criminal investigations by the DOJ, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures.

In June 2016, RBS Securities Inc. (RBSSI), a U.S. broker-dealer, reached an agreement in principle to resolve investigations by the office of the Attorney General of Connecticut on behalf of the Connecticut Department of Banking, concerning RBSSI’s underwriting and issuance of RMBS and the potential consequences to RBSSI of RBS plc’s May 2015 FX-related guilty plea. The agreement became final on 3 October 2016 through the publication by the Department of Banking of two agreed consent orders without RBSSI admitting or denying the Department of Banking’s allegations. As required by the RMBS consent order, in addition to making certain undertakings, RBSSI has paid US$120 million to the State of Connecticut to resolve the investigation.

The amount was covered by a provision that had previously been established. Pursuant to the FX consent order, RBSSI agreed, among other things, to certify to the Department of Banking its compliance with various obligations undertaken in connection with RBS plc's FX-related guilty plea and FX-related resolutions with the Commodity Futures Trading Commission and Board of Governors of the Federal Reserve System.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction.

In May 2011, the New York State Attorney General requested additional information about the RBS Group’s mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing.

As at 31 December 2016, the Group’s total aggregate of provisions in relation to certain of the RMBS and other securitised products investigations (described immediately above) and RMBS litigation matters (set out under “Litigation” on page 24, including an additional provision of £1.7 billion ($2.2 billion) in 2016, is £5 billion ($6.1 billion). RBS continues to cooperate with the DOJ in its civil and criminal investigations of RMBS matters. The duration and outcome of these investigations and RMBS litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached. Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences as described above may occur.

RBSSI has also been responding to an ongoing criminal investigation by the United States Attorney for the District of Connecticut relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including RMBS, commercial mortgage-backed securities, CDOs, and CLOs. In March and December 2015, two former RBSSI traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBSSI. RBSSI is in advanced discussions to resolve the matter.

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US mortgages - loan repurchase matters
RBS’s NatWest Markets business in North America was a purchaser of non-agency residential mortgages in the secondary market, and an issuer and underwriter of non-agency RMBS.

In issuing RMBS, NatWest Markets in some circumstances made representations and warranties regarding the characteristics of the underlying loans. As a result, NatWest Markets may be, or may have been, contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. Depending on the extent to which such loan repurchase related claims are pursued against and not rebutted by NatWest Markets on timeliness or other grounds, the aggregate potential impact on the RBS Group, if any, may be material.

LIBOR and other trading rates
In February 2013, the RBS Group announced settlements with the Financial Services Authority (FSA) in the UK, the United States Commodity Futures Trading Commission (CFTC) and the DOJ in relation to investigations into submissions, communications and procedures around the setting of LIBOR. The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations and also agreed to certain undertakings in its settlement with the CFTC. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. The DPA expired in April 2015 and is of no further effect.

In April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and in January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

In February 2014, the RBS Group paid settlement penalties of approximately €260 million and €131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively. This matter is now concluded.

In July 2014, the RBS Group entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. The RBS Group made various undertakings and agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

In October 2014, the EC announced its findings that (1) the RBS Group and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss Franc LIBOR benchmark interest rate between March 2008 and July 2009; and (2) the RBS Group and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss Franc interest rate derivatives in the European Economic Area (EEA). The RBS Group received full immunity from fines.

In December 2016 the Swiss ComCo announced the closure of four separate investigations into the RBS Group and certain other banks relating to interest rate derivatives and LIBOR. The RBS Group received full immunity for fines relating to the Swiss franc LIBOR benchmark investigation. The RBS Group has agreed to pay a total of CHF17.06m in fines to settle the other investigations.

The RBS Group is co-operating with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards.

On 3 February 2017, it was announced that the RBS Group and the CFTC entered into a civil settlement resolving the CFTC’s investigation of ISDAFIX and related trading activities. As part of the settlement, the RBS Group has paid a penalty of US$85 million and agreed to certain undertakings.

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in the RBS Group’s FX businesses within its NatWest Markets segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

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On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its NatWest Markets segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on RBS plc consisting of the US$395 million criminal fine previously agreed with the DOJ and a term of probation, which among other things, prohibits RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC).

A violation of the terms of probation could lead to the imposition of additional penalties. Subsequent to the sentencing, RBS plc paid the criminal fine, which had been covered by an existing provision.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

The RBS Group is co-operating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its NatWest Markets segment. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and may well be material.

On 21 July 2014, the Serious Fraud Office in the UK (SFO) announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. On 15 March 2016, the SFO announced that it was closing its investigation, having concluded that, based on the information and material obtained, there was insufficient evidence for a realistic prospect of conviction.

Interest rate hedging products (IRHP) redress programme
Since 2013, the RBS Group and other banks have been undertaking a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules. This exercise was scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), and overseen by the FCA. The RBS Group has reached agreement with KPMG in relation to redress determinations for all in scope customers, as well as the majority of the consequential loss claims received.

The Group’s provisions in relation to the above redress exercises total £1 billion to date for these matters, of which £0.9 billion had been utilised at 31 December 2016.

Judicial Review of Skilled Person’s role in IRHP review
The RBS Group has been named as an interested party in a number of claims for judicial review of KPMG’s decisions as Skilled Person in the RBS Group’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank’s case. The trial in that case was heard on 25 January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant has sought permission to appeal the decision.

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10 Memorandum items continued
The majority of the claims that name the RBS Group as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of any appeal in the other bank’s case. If permission to appeal is granted and the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against the RBS Group may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally.

As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on the RBS Group which may be material.

Investment advice review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to both advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required the RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the UK Personal & Business Banking (UK PBB) segment of the RBS Group, which includes RBS plc and NatWest, during the period from March 2012 until December 2012.

This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, the RBS Group agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to present.

The RBS Group started writing to the relevant customers during 2016 and redress payments have also commenced. The project is due to finish in Q4 2017. In addition, the RBS Group agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. Redress has been paid to certain customers who took out the structured product.

The Group’s provisions in relation to investment advice total £105 million to date for these matters, of which £39 million had been utilised at 31 December 2016.

Packaged accounts
As a result of an uplift in packaged current account complaints, the RBS Group proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. The Group has made gross provisions totalling £229 million to date for this matter.

FCA review of the RBS Group’s treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (“Tomlinson Report”). The Tomlinson Report was critical of the RBS Group’s treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent Skilled Person would be appointed under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, a Skilled Person was appointed. The Skilled Person’s review was focused on the RBS Group’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within the RBS Group’s Global Restructuring Group or within similar units within the RBS Group’s Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 the RBS Group was one of the leading providers of credit to the UK SME sector.

Notes on the accounts

10 Memorandum items continued
Separately, in November 2013, the RBS Group instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and, through that, putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while it made certain recommendations to enhance customer experience and transparency of pricing, it concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

The Skilled Person review focused on the allegations made in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and was broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The Skilled Person delivered the draft findings from its review to the FCA in March 2016. The RBS Group was then given the opportunity to consider and respond to those draft findings before the Skilled Person delivered its final report to the FCA during September 2016.

On 8 November 2016, the FCA published an update on its review. In response, the RBS Group announced steps that will impact SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps are (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an Independent Third Party.

These steps have been developed with the involvement of the FCA which agreed that they are appropriate for the RBS Group to take.

The Group estimates the costs associated with the new complaints review process and the automatic refund of complex fees to be approximately £223 million, which has been recognised as a provision in 2016. This includes operational costs together with the cost of refunded complex fees and the additional estimated redress costs arising from the new complaints process.

The FCA has announced that its review will continue. The RBS Group continues to cooperate fully with the review.

Multilateral interchange fees
On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries. The EC’s case is ongoing.

On 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

On 6 May 2015, the Competition & Markets Authority (CMA), announced that it had closed the investigations into domestic interchange fees on the grounds of administrative priorities.

Whilst there are no recent developments on the above to report, there remains uncertainty around the outcomes of the ongoing EC investigation, and the impact of the regulation, and they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group’s business in this sector.

Payment Protection Insurance (PPI)
Since 2011, the RBS Group has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of PPI. The RBS Group is also monitoring developments following the UK Supreme Court’s decision in the case of Plevin v Paragon Personal Finance Ltd in November 2014. That decision was that the sale of a single premium PPI policy could create an ‘unfair relationship’ under s.140A of the Consumer Credit Act 1974 (the ‘Consumer Credit Act’) because the premium contained a particularly high level of undisclosed commission.

The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin judgment are ’potentially relevant considerations’ in some of the PPI complaints referred to FOS.

Notes on the accounts

10 Memorandum items continued
On 26 November 2015, the FCA issued Consultation Paper 15/39, in which it set out proposed rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision and how the FOS should consider relevant PPI complaints. The Consultation Paper also contained proposals for the introduction in 2018 on a date to be confirmed of a deadline for submission of PPI complaints. The RBS Group submitted its response to the Consultation Paper on 26 February 2016.

The proposals in the Consultation Paper included an FCA-led communications campaign to raise awareness of the deadline and to prompt those who intend to complain to act ahead of the deadline.

Following feedback received on its Consultation Paper, on 2 August 2016, the FCA issued a further Consultation Paper (CP 16/20) on certain aspects of the proposed rules and guidance. As a result of this second Consultation Paper, it was expected that the complaint deadline would be end of June 2019 rather than 2018 as proposed in the initial Consultation Paper. The BBA and the RBS Group submitted responses to the Consultation Paper on 11 October 2016.

Following feedback received on its second Consultation Paper (CP16/20), on 9 December 2016, the FCA issued a statement explaining that it is carefully considering the issues raised and will make a further announcement before 31 March 2017. In light of this statement, the RBS Group expects that the implementation of the complaint deadline will be pushed back from end of June 2019 to 1 October or 31 December 2019. The introduction of new Plevin rules and guidance will also be delayed.

If the proposals contained in these Consultation Papers are agreed and implemented, the RBS Group would expect higher claims volumes, persisting longer than previously modelled, and additional compensation payments in relation to PPI claims made as a result of the Plevin judgment. If the end of June 2019 deadline is implemented by the FCA, complaints made after that time would lose the right to be assessed by firms or by the Financial Ombudsman Service, bringing an end to new PPI cases on 1 October or 31 December 2019.

The Group has made provisions totalling £2.9 billion to date for PPI claims, including an additional provision of £362 million in 2016, in response to the anticipated further delay in guidance. Of the £2.9 billion cumulative provision, £2 billion in redress and £0.2 billion administrative expenses had been utilised by 31 December 2016.

UK retail banking
In November 2014, the CMA announced its decision to proceed with a market investigation reference (MIR) into retail banking, which would cover PCA and SME banking. On 9 August 2016, the CMA published its final report. The CMA concluded that there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough. The final report sets out remedies to address these concerns. These include remedies making it easier for customers to compare products, ensure customers benefit from technological advantages around open banking, improve the current account switching service and provide PCA overdraft customers with greater control over their charges along with additional measures targeted at SME customers.

On 2 February 2017 the CMA published the Retail Banking Market Investigation Order 2017 which is the primary legal framework setting out the obligations for the implementation of the majority of remedies, including an implementation deadline for each. Other remedies are to be delivered via undertakings signed by Bacs and recommendations to be taken forward by other regulators (including the FCA).

At this stage there remains uncertainty around the financial impact of the remedies once implemented and it is not practicable to estimate the potential impact on the RBS Group, which may be material.

FCA Wholesale Sector Competition Review
In February 2015, the FCA launched a market study into investment and corporate banking. On 18 October 2016 by publication by the FCA published its final report. It found that whilst many clients feel well served by primary capital market services there were some areas where improvements could be made to encourage competition, particularly for smaller clients. It set out a package of remedies, including prohibiting the use of restrictive contractual clauses and ending league table misrepresentation by asking league table providers to review their recognition criteria.

In November 2015, the FCA also announced that a market study would be undertaken into asset management. On 18 November 2016, the FCA published the interim report which indicated that price competition is weak and expressed concerns around the lack of transparency on the objectives, and appropriate benchmarks, for reporting fund performance. The FCA has proposed a number of remedies. The deadline for responses to the interim report was 20 February 2017 and the FCA expects to publish the final report in Q2 2017.

Notes on the accounts

10 Memorandum items continued
FCA Mortgages Market Study
In December 2016, the FCA launched a market study into the provision of mortgages. The FCA has announced that it intends to publish an interim report in summer 2017 with the final report expected in Quarter 1 2018.

At this very early stage, as there is considerable uncertainty around the outcome of this market study, it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Governance and risk management consent order
In July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. branches (the US Branches).

 In the Governance Order, the RBS Group agreed to create the following written plans or programmes:

Key points
●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group’s US operations on an enterprise-wide and business line basis;

●	an enterprise-wide risk management programme for the RBS Group’s US operations;
●	a plan to oversee compliance by the RBS Group’s US operations with all applicable US laws, rules, regulations, and supervisory guidance;
●	a Bank Secrecy Act/anti-money laundering compliance programme for the US Branches on a consolidated basis;
●	a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;
●
a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

●	a plan designed to enhance the US Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order.

The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group’s efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group’s US operations.

The RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

The RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group’s activities in the US may be subject to significant limitations and/or conditions.

US dollar processing consent order
In December 2013 the RBS Group and RBS plc agreed a settlement with the Federal Reserve, the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc’s historical compliance with US economic sanction regulations outside the US. As part of the settlement, the RBS Group and RBS plc entered into a consent Cease and Desist Order with the Federal Reserve (US Dollar Processing Order), which remains in effect until terminated by the Federal Reserve. The US Dollar Processing Order (which is publicly available) indicated, among other things, that the RBS Group and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

Notes on the accounts

10 Memorandum items continued
The RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group’s global business lines outside the US, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, the RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

Under the US Dollar Processing Order (as part of the OFAC compliance programme) the RBS Group was required to appoint an independent consultant to conduct an annual review of OFAC compliance policies and procedures and their implementation and an appropriate risk-focused sampling of US dollar payments. The RBS Group appointed the independent consultant and their reports were submitted to the authorities on 14 June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Pursuant to the US Dollar Processing Order, the authorities requested a second annual review to be conducted by an independent consultant. The second review was conducted by the independent consultant and reports were submitted to the authorities on 30 September 2016. In line with the first review, and following examination of a significant number of sanctions alerts, the independent consultant did not identify any reportable issues. In addition, pursuant to requirements of the US Dollar Processing Order, the RBS Group has provided the required written submissions, including quarterly updates, in a timely manner, and the RBS Group continues to participate in a constructive dialogue with the authorities.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme) which provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, of the DOJ’s investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). In December 2013, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme.

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. On 23 December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ’s investigations, and commit no U.S. federal offences. If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offenses in connection with US related accounts.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd
The Swiss Financial Market Supervisory Authority (FINMA) has been taking enforcement proceedings against Coutts & Co Ltd, a member of the RBS Group incorporated in Switzerland, with regard to certain client accounts held with Coutts & Co Ltd relating to allegations in connection with the Malaysian sovereign wealth fund 1MDB.

On 2 February 2017, FINMA announced that Coutts & Co Ltd had breached money laundering regulations by failing to carry out adequate background checks into business relationships and transactions associated with 1MDB. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million.

Coutts & Co Ltd is also cooperating with investigations and enquiries from authorities in other jurisdictions in relation to the same subject matter. In this context, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016. The outcomes of other proceedings, investigations and enquiries are uncertain but may include financial consequences and/or regulatory sanctions.

Review of suitability of advice provided by Coutts & Co
In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co undertook a past business review into the suitability of investment advice provided to its clients. This review has concluded, as Coutts & Co has contacted affected clients and offered redress in appropriate cases. The majority of these redress payments have now been paid, having been met by the RBS Group’s existing provision.

Notes on the accounts

10 Memorandum items continued
Regulator requests concerning Mossack Fonseca
In common with other banks, the RBS Group received a letter from the FCA in April 2016 requesting information about any relationship the RBS Group has with the Panama-based law firm Mossack Fonseca or any individuals named in recent media coverage in connection with the same. The RBS Group responded to the FCA setting out details of the limited services provided to Mossack Fonseca and its clients.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC (formerly Ulster Bank Ireland Limited)
On 22 December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement.

The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland DAC (UBI DAC), a member of the RBS Group, incorporated in the Republic of Ireland, to participate in this review and UBI DAC is co-operating with the CBI in this regard. The RBS Group has made a lifetime provision totalling EUR 211 million for this matter.

Separately, on 15 April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages.

Notes on the accounts

11 Segmental analysis
(a) Reportable segments
The Group continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. On 5 December 2016 the Corporate & Institutional Banking (CIB) business was re-branded as NatWest Markets (NWM) in readiness for our future ring-fenced structure; this included the renaming of the reportable operating segment as NatWest Markets. NatWest Markets will continue to offer financing, rates and currencies products to its customers. Reported operating segments are as follows:

Organisational structure
The Group continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. The reportable operating segments are as follows:

UK Personal & Business Banking (UK PBB) serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland.

Commercial & Private Banking (CPB) comprises two reportable segments, Commercial Banking and Private Banking. Commercial Banking serves commercial and mid-corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals.

NatWest Markets (NWM), formerly Corporate and Institutional Banking (CIB), consists primarily of the operations of RBS Securities Inc (RBSSI). RBSSI is a U.S. registered broker-dealer principally engaged in the purchase, sale and financing of securities with institutional entities and government sponsored entities.

Capital Resolution was established to execute the sale or wind down of most of the global footprint. Non-strategic markets, portfolio and banking assets identified are being sold or wound down.

Central items & other comprises corporate functions, such as RBS Treasury, Finance, Risk Management, Compliance, Legal, Communications and Human Resources. Central functions manages the Group capital resources and Group-wide regulatory projects and provides services to the reportable segments. Balances relating to UBIH the international private banking business are also included.

Ulster Bank (Ireland) Holdings
Ulster Bank (Ireland) Holdings Unlimited Company (UBIH) was sold to NatWest Holdings Limited on 1 January 2017 in preparation for ring-fencing. NatWest Holding Limited is a direct subsidiary of RBS plc. UBIH is classified as a disposal group at 31 December 2016 and its assets and liabilities presented in aggregate in accordance with IFRS 5. UBIH, which was mainly reported in the Ulster Bank RoI operating segment, is no longer a reportable operating segment but presented as a discontinued operation and comparatives have been re-presented accordingly. UBIH wholly owns Ulster Bank Ireland Designated Activity Company (UBI DAC) which is regulated by the Central Bank of Ireland.

Notes on the accounts

2016	Group
	Net	Non-			Depreciation	Impairment
	interest	interest	Total	Operating	and	(losses)/	Operating
	income	income	income	expenses	amortisation	releases	profit/(loss)
	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	3,517	819	4,336	(2,782)	—	(105)	1,449
Commercial Banking	1,162	450	1,612	(975)	—	(14)	623
Private Banking	380	191	571	(432)	—	1	140
Commercial & Private Banking	1,542	641	2,183	(1,407)	—	(13)	763
NatWest Markets	3	21	24	(115)	—	—	(91)
Capital Resolution	2	42	44	(1,723)	(10)	(12)	(1,701)
Central items & other	(296)	(110)	(406)	(118)	(119)	(1)	(644)
Total	4,768	1,413	6,181	(6,145)	(129)	(131)	(224)

2015
UK Personal & Business Banking	3,366	733	4,099	(2,900)	—	(20)	1,179
Commercial Banking	1,125	402	1,527	(692)	—	(3)	832
Private Banking	385	192	577	(506)	—	(12)	59
Commercial & Private Banking	1,510	594	2,104	(1,198)	—	(15)	891
NatWest Markets	(25)	33	8	(168)	—	—	(160)
Capital Resolution	14	(190)	(176)	(2,355)	—	87	(2,444)
Central items & other	(332)	329	(3)	(772)	(444)	—	(1,219)
Total	4,533	1,499	6,032	(7,393)	(444)	52	(1,753)

2014
UK Personal & Business Banking	3,254	908	4,162	(3,070)	—	(164)	928
Commercial Banking	1,073	454	1,527	(560)	—	(43)	924
Private Banking	423	221	644	(412)	—	5	237
Commercial & Private Banking	1,496	675	2,171	(972)	—	(38)	1,161
NatWest Markets	3	53	56	(266)	—	—	(210)
Capital Resolution	19	522	541	(382)	(3)	74	230
Central items & other	(625)	277	(348)	(647)	(212)	—	(1,207)
Total	4,147	2,435	6,582	(5,337)	(215)	(128)	902

	2016			2015			2014
Total revenue		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	5,214	(4)	5,210	4,949	(15)	4,934	4,947	(26)	4,921
Commercial Banking	1,474	16	1,490	1,393	12	1,405	1,467	13	1,480
Private Banking	660	30	690	676	42	718	768	48	816
Commercial & Private Banking	2,134	46	2,180	2,069	54	2,123	2,235	61	2,296
NatWest Markets	20	—	20	61	—	61	54	2	56
Capital Resolution	59	2	61	19	72	91	983	122	1,105
Central items & other	210	(44)	166	703	(111)	592	602	(159)	443
Total	7,637	—	7,637	7,801	—	7,801	8,821	—	8,821

Notes on the accounts

	2016			2015			2014
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total income	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	4,332	4	4,336	4,063	36	4,099	4,086	76	4,162
Commercial Banking	1,699	(87)	1,612	1,613	(86)	1,527	1,611	(84)	1,527
Private Banking	572	(1)	571	582	(5)	577	656	(12)	644
Commercial & Private Banking	2,271	(88)	2,183	2,195	(91)	2,104	2,267	(96)	2,171
NatWest Markets	24	—	24	8	—	8	54	2	56
Capital Resolution	46	(2)	44	(114)	(62)	(176)	669	(128)	541
Central items & other	(492)	86	(406)	(120)	117	3	(494)	146	(348)
Total	6,181	—	6,181	6,032	—	6,032	6,582	—	6,582

	2016			2015			2014
			Cost to acquire			Cost to acquire			Cost to acquire
			fixed assets			fixed assets			fixed assets
			and intangible			and intangible			and intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets	Assets	Liabilities	assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	120,903	132,152	—	108,008	126,362	—	97,925	123,357	—
Commercial Banking	43,815	73,378	3	40,472	65,075	—	39,557	61,745	—
Private Banking	28,228	27,180	—	25,304	24,309	—	26,903	22,913	5
Commercial & Private Banking	72,043	100,558	3	65,776	89,384	—	66,460	84,658	5
NatWest Markets	29,029	25,767	—	26,238	22,862	10	20,048	14,822	2
Capital Resolution	3,007	7,489	—	4,012	7,545	—	80,405	19,805	107
Central items & other	91,494	34,510	91	98,396	41,110	262	44,362	50,790	128
Total	316,476	300,476	94	302,430	287,263	272	309,200	293,432	242

Notes on the accounts

12 Related parties
UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group. During 2015, all of the B shares held by the UK Government were converted into ordinary shares of £1 each.

The Group enters into transactions with many of these bodies on an arm’s length basis. Transactions include the payment of: taxes principally UK corporation tax (see Note 6 of the Annual Report and Accounts) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities
The Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.18% of their average eligible liabilities in excess of £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

Other related parties
(a)
In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.
(b)
The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.
(c)
In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.
(d)
The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.
	2016	2015	2014
	£m	£m	£m
Continuing operations
Interest receivable	491	646	739
Interest payable	(427)	(531)	(728)
Fees and commissions receivable	24	76	80
Fees and commissions payable	(1)	(62)	(57)
Other administrative expenses	(2,288)	(2,222)	(2,072)
Continuing operations	(2,201)	(2,093)	(2,038)

Discontinued operations
Net expenses	(8)	(19)	(4)
Other administrative expenses	(81)	(27)	(50)
	(89)	(46)	(54)

13 Date of approval

The annual results for the year ended 31 December 2016 were approved by the board of directors on 23 February 2017.

14 Post balance sheet events
To support the introduction of a ring-fencing from 1 January 2019, on 1 January 2017 NatWest Holdings Limited, a direct subsidiary of RBS plc, acquired National Westminster Bank Plc from RBS plc and Ulster Bank (Ireland) Holdings Unlimited Company from Ulster Bank Limited.

Additional information

Risk factors
Set out below are certain risk factors that could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is expected. The Group is (and following the implementation of the UK ring-fencing regime will remain) a principal subsidiary of RBSG and, accordingly, risk factors which relate to RBSG and RBS plc will also directly or indirectly impact the Group’s financial position, results of operations, reputation or prospects. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group including with respect to the perimeter of the Group’s activities and the assets that it holds. These changes will have a material adverse effect on the Group.
The requirement to “ring-fence” retail banking operations was introduced under the UK Financial Services (Banking Reform) Act 2013 (the Banking Reform Act 2013) and adopted through secondary legislation (the UK ring-fencing regime). These reforms form part of a broader range of structural reforms of the banking industry seeking to improve the resilience and resolvability of banks and which range from structural reforms (including ring-fencing) to the implementation of a new recovery and resolution framework (which in the UK will incorporate elements of the ring-fencing regime). See “The RBS Group and its subsidiaries, including the Group, are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs”.

On 30 September 2016, the RBS Group announced plans for its future ring-fencing compliant structure. By the end of 2018, the RBS Group intends to place the majority of its UK and Western European banking business in ring-fenced banking entities organised as a sub-group (RFB) under an intermediate holding company named NatWest Holdings Limited which will be a direct subsidiary of RBSG and will ultimately assume ownership of the Bank, Adam & Company PLC (to be renamed The Royal Bank of Scotland plc) and Ulster Bank Ireland DAC (Ulster Bank). As a result, the Bank will no longer be a subsidiary of the current The Royal Bank of Scotland plc (RBS plc) entity. In addition, a number of existing legal entities will be transferred to the Group, while other current subsidiaries of the Group may be transferred to other RBS Group entities, including those outside the ring-fence. The activities of the NatWest Markets (NWM) franchise (formerly known as the Corporate and Institutional Banking business) and the RBS Group’s RBS International business will be placed outside the ring-fence in other banking subsidiaries of RBSG.

As part of this restructuring, in mid-2018, the majority of existing personal, private, business and commercial customers of RBS plc will be transferred to the RFB, specifically to Adam & Company PLC, which (on the same day) will be renamed The Royal Bank of Scotland plc, and to the Bank and/or other Group entities.

At the same time, RBS plc (which will sit outside the RFB) will be renamed NatWest Markets Plc to bring its legal name in line with the rebranding of the NatWest Markets franchise which was initiated in December 2016, and will continue to operate the NatWest Markets franchise as a direct subsidiary of RBSG.

As a result of the changes described above, the establishment of the RFB sub-group will have a material impact on how the Group conducts its business and requires a significant legal and organisational restructuring of the RBS Group and the Group, as the Bank will be one of the principal banking entities within the RFB, and the transfer of large numbers of assets, liabilities and customers between legal entities (within the RBS Group) and the realignment of employees which started in early 2017. The RBS Group’s final ring-fenced legal structure and the actions taken to achieve it, remain subject to, amongst other factors, additional regulatory, board and other approvals as well as employee representative information and consultation procedures. In particular, transfers of assets and liabilities through a ring-fencing transfer scheme are now subject to review by an Independent Skilled Person designated by the PRA in advance of commencing the formal court process in late 2017 prior to such transfers and migrations taking place in 2018, which may result in amendments being required to be made to the RBS Group’s current plan and in delays in the implementation of the UK ring-fencing regime, additional costs and/or changes to the RBS Group’s and/or the Group’s business.

The implementation of these changes involves a number of risks related to both the revised RBS Group and Group structures and also the process of transition to such new structures. Those risks include the following:
●
The Group is unable to predict how some customers may react to the required changes, including if certain of its customers would be required as a result to deal with both the Group and the other RBS Group entities outside the RFB to obtain the full range of products and services or to take any affirmative steps in connection with the reorganisation.
●
As part of the establishment of the RFB, the RFB, including Group entities, will need to operate independently from other RBS Group entities outside the RFB and as a result, amendments may need to be made to the Group’s existing corporate governance structure to ensure its independence. This new structure may result in divergences between the various governance bodies within the RBS Group and create operational challenges. In addition, the Group may experience difficulties in attracting qualified candidates to occupy these new positions and the new governance structure may result in an associated increase in overhead and compliance costs. In addition, remuneration policies will be required to be designed at Group level.
●
As a result of the ring-fence, subject to certain exceptions, the Group will no longer be able to undertake certain activities, including investment and wholesale banking and activities such as dealing in investments and dealing in commodities will, subject to limited exemptions, be prohibited, which will require the transfer of certain of the Group’s activities to other RBS Group entities outside the RFB, leading to a loss of revenue and assets, and limitations on the Group’s ability to grow.

Additional information

Risk factors continued
●
In addition, the Group will no longer be allowed to have exposure to certain financial institutions or to operate branches or subsidiaries outside the European Economic Area. The RBS Group is still considering whether a number of its current activities will be conducted within or outside of the RFB, which may impact the Group’s operations. Such changes will limit the scope of the Group’s activities and may have a material adverse effect on the Group’s business, financial condition and results of operations.
●
The Group currently receives a large majority of services from entities within the RBS Group and has access to the infrastructure of the RBS Group which the Group is currently reliant upon in order to operate its business. In order to comply with the requirements of the UK ring-fencing regime, the RFB, of which the Group will form part, will need to make significant changes to its operations infrastructure so as to comply with the shared services, independence and resolvability requirements set out in the UK ring-fencing rules, including in areas such as information technology (IT) infrastructure, human resources and critical service providers. Complying with these requirements may involve significant associated execution risks and increased costs. Arrangements currently in place between RFB, including Group entities, and other RBS Group entities outside the RFB will need to be reviewed in light of these requirements and the requirement that all such transactions take place on an arm’s-length basis, which may result in increased operational costs for the Bank if it has to rely on third party providers for the provision of such services or set up its own infrastructure.
●
The implementation of the UK ring-fencing regime will significantly impact the management of the RBS Group’s treasury operations, including internal and external funding arrangements. The changes required may adversely impact the assessment made by credit rating agencies, creditors and other stakeholders of the credit strength of some of the RFB entities (including the Bank) or other RBS Group entities outside the RFB on a standalone basis and the ability of the RFB (of which the Group will be part) to meet funding and capital prudential requirements will be dependent on obtaining adequate credit ratings. The Group currently receives capital and funding support from the RBS Group including RBS Group entities which will ultimately be outside the RFB. Restrictions or changes imposed on the ability of the RBS Group to provide intra-group funding, capital or other support directly or indirectly to the Group or to receive such support from the RBS Group, may result in funding or capital pressures and liquidity stress for the Group.
●
Reliance on intragroup exemptions in relation to the calculation of risk-weighted assets and large exposures may not be possible between the RFB and other RBS Group entities outside the RFB and may result in risk-weighted assets inflation.
●
Intragroup distributions (including payments of dividends) between RFB and other RBS Group entities (with the exception of the RBS Group parent company) will also be prohibited.
●
From 2026 it will not be possible for the RFB and other RBS Group entities that are not RFB entities or wholly owned subsidiaries of the RFB to participate in the same defined benefit pension plan. As a result, it will be necessary to restructure the Group’s defined benefit pension schemes (including The Royal Bank of Scotland Group Pension Fund, the RBS Group’s main defined benefit pension scheme (the “Main scheme”) in which the Bank currently participates), such that either the Group or other RBS Group entities that are not wholly owned subsidiaries of the RFB leave the current scheme. The costs of separation may be material and may trigger certain legal and regulatory obligations, including possibly increased contributions or may require certain RBS Group entities (including the Bank) to assume additional pension liabilities in relation to employees previously employed by other RBS Group entities. Such restructuring may also result in additional or increased cash contributions in the event the pension trustees determine that the employer covenant has been weakened as a result of such separation.
●
The restructuring and planned transfers may also result in accounting consequences for the Bank. Although a number of transfers will be made at book value between fully owned RBS Group entities and will therefore not have an accounting impact, certain transfers will be made at fair value which may result in a profit or loss being recognised by RBS Group entities, including the Bank. In addition, transfers of assets that have related hedging arrangements may result in adverse operational, financial or accounting consequences if the transfer is not consistent with the unaffected continuation of such hedging arrangements.
●
The steps required to implement the UK ring-fencing regime within the RBS Group (including with respect to the Group) to comply with the relevant rules and regulations are extraordinarily complex and require an extended period of time to plan, execute and implement and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the RBS Group’s and the Group’s other ongoing restructuring efforts. External or internal factors, including new and developing legal requirements relating to the regulatory framework for the banking industry and the evolving regulatory and economic landscape resulting from the UK’s planned exit from the EU, as well as further political developments or changes to the RBS Group’s current strategy or means of compliance with its EU State Aid Commitments, may require the RBS Group to further restructure its operations (including its operations in Western Europe) and may in turn require further changes to be made to the RBS Group’s ring-fencing plans including the planned structure of the RBS Group post implementation).

Additional information

Risk factors continued
●
See also “Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations which may affect current restructuring plans and have a material adverse effect on the Group.” There is no certainty that the RBS Group and the Group will be able to complete the legal restructuring and migration of customers by the 1 January 2019 deadline or in accordance with future rules and the consequences of non-compliance are currently uncertain. Conducting the Group’s operations in accordance with the new rules may result in additional costs (transitional and recurring) following implementation and impact the Group’s profitability. As a result, the implementation of the UK ring-fencing regime could have a material adverse effect on the Group’s reputation, results of operations, financial condition and prospects.

The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union (EU Referendum) which could adversely impact the Group’s business, results of operations, financial condition and prospects.
In a referendum held on 23 June 2016, a majority voted for the UK to leave the European Union (EU). There is now prevailing uncertainty relating to the timing of the UK’s exit from the EU, as well as the negotiation and form of the UK’s relationships with the EU, with other multilateral organisations and with individual countries at the time of exit and beyond.

Once the exit process is triggered by the UK government, Article 50 of the Treaty on the EU stipulates that a maximum two year period of negotiation will begin to determine the new terms of the UK’s exit from the EU and set the framework for the UK’s new relationship with the EU, after which period its membership of the EU and all associated treaties will cease to apply, unless some form of transitional arrangement encompassing those associated treaties is agreed or there is unanimous agreement amongst EU member states and the European Commission to extend the negotiation period. The direct and indirect effects of the UK’s decision to leave the EU are expected to affect many aspects of the RBS Group’s and the Group’s business, including as described elsewhere in these risk factors, and may be material. During the period in which the UK is negotiating its exit from the EU, the RBS Group and the Group may face an increasingly uncertain operating environment.

The longer term effects of the EU Referendum on the RBS Group’s and the Group’s operating environment are difficult to predict, and subject to wider global macro-economic trends and events, but are likely to significantly impact the Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU and may result in periodic financial volatility and slower economic growth, in the UK in particular, but also in Republic of Ireland (ROI), Europe and potentially the global economy.

These longer term effects may endure until the bilateral and multilateral trading and economic relationship between the UK, the EU, members of the World Trade Organisation and other key trading partners are agreed, implemented and settled.

There is related uncertainty as to the respective legal and regulatory arrangements under which the RBS Group and the Group will operate when the UK is no longer a member of the EU.

This uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant impact on the RBS Group’s and the Group’s operations or legal entity structure, including attendant restructuring costs, capital requirements and tax implications and as a result adversely impact the Group’s profitability, business model and product offering. See also “Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations which may affect current restructuring plans and have a material adverse effect on the Group.”

The outcome of the EU Referendum has created constitutional and political uncertainty as to how the Scottish parliamentary process may impact the negotiations relating to the UK’s exit from the EU.

As RBSG and The Royal Bank of Scotland plc (RBS plc), its principal operating subsidiary, are both headquartered and incorporated in Scotland, any changes to Scotland’s relationship with the UK or the EU may further impact the environment in which the RBS Group and its subsidiaries operate including as it may require changes to be made to the RBS Group’s structure, independently or in conjunction with other mandatory or strategic structural and organisational changes and as a result could adversely impact the Group.

Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations which may affect current restructuring plans and have a material adverse effect on the Group.
The exit from the European Union by the UK following the EU Referendum may result in one or more structural and reorganisation changes being implemented within the RBS Group, in addition to those currently planned for. Current proposed changes to the European prudential regulatory framework for banks and investment banks may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU which may apply to the RBS Group once the UK has formally exited the EU.

Additional information

Risk factors continued
One of the proposals would impose a requirement for any third country banks with two or more institutions within the EU to establish a single intermediate parent undertaking in the European Union. These are currently draft proposals which, if adopted, are not expected to come into force until after the implementation deadline for the UK ring fencing regime (1 January 2019). The RBS Group is currently assessing how these proposals, if adopted, may impact the RBS Group and its current restructuring plans to implement the UK ring-fencing regime. If implemented, the impact of these proposals could be material given the expectation that both the RFB and the non-ring fenced group would continue to carry out operations in the EU.

If adopted, these proposals would require further additional restructuring of the RBS Group’s operations and legal structure, in addition to the changes already planned to be implemented for the purposes of compliance with the UK ring-fencing regime and any other changes required to be implemented as a result of other regulatory, political or strategic developments and could result in material additional capital requirements and have adverse tax implications.

Planning and implementation of any additional restructuring of the RBS Group’s activities may also divert management and personnel resources from the effective conduct of the RBS Group’s operations, result in further material restructuring costs, jeopardise the delivery and implementation of a number of other significant change projects resulting from mandatory regulatory developments or as part of its transformation programme, impact the Group’s product offering or business model or adversely impact the RBS Group’s and the Group’s ability to deliver its strategy and meet its targets and guidance, each of which could have a material adverse impact on the RBS Group’s and the Group’s results of operations, financial condition and prospects.

The Group’s businesses and performance can be negatively affected by the performance of the UK economy as well as actual or perceived economic and financial market conditions in the UK and globally and other global risks and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.
Actual or perceived difficult global economic conditions create challenging economic and market conditions and a difficult operating environment for the Group’s businesses and its customers and counterparties.

The Group’s primary business focus is the UK and the ROI and, as part of its revised strategy, the RBS Group has been refocusing its business in the UK, the ROI and Western Europe. Accordingly the Group and the RBS Group are materially exposed to the economic conditions of the British economy as well as the Eurozone.

In particular, the longer term effects of the EU Referendum are difficult to predict, and subject to wider global macro-economic trends, but may include periods of financial market volatility and slower economic growth, in the UK in particular, but also in the ROI, Europe and the global economy, at least in the short to medium term.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: political instability, continued slowdown of global growth, an extended period of low inflation and low interest rates and delays in normalising monetary policy. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone or the US, increased instability in the global financial system and concerns relating to further financial shocks or contagion, a further weakening of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt.

In particular, concerns relating to emerging markets, including lower economic growth or recession, concerns relating to the Chinese economy and financial markets, reduced global trade in emerging market economies or increased financing needs as existing debt matures, may give rise to further instability and financial market volatility. Any of the above developments could impact the Group directly by resulting in credit losses and indirectly by further impacting global economic growth and financial markets.

Developments relating to current economic conditions, including those discussed above, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. Any such developments may also adversely impact the financial position of the Group’s pension schemes which may result in the Group being required to make additional contributions. See “The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits as a result of degraded economic conditions or as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime.”

In addition, the Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments, could also adversely affect economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

Additional information

Risk factors continued
Changes in interest rates or foreign exchange rates have significantly affected and will continue to affect the Group’s business and results of operations.
Some of the most significant market risks that the Group faces are interest rate and foreign exchange risks. Monetary policy has been highly accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the ‘Funding for Lending’ scheme, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. In the UK, the Bank of England lowered interest rates to 0.25% in August 2016 and there remains considerable uncertainty as to whether or when the Bank of England and other central banks will increase interest rates. While the ECB has been conducting a quantitative easing programme since January 2015 designed to improve confidence in the Eurozone and encourage more private bank lending, there remains considerable uncertainty as to whether such measures have been or will be sufficient or successful and the extension of this programme during 2017 may put additional pressure on margins.

Further decreases in interest rates by the Bank of England or other central banks, continued sustained low or negative interest rates or any divergences in monetary policy approach between the Bank of England and other major central banks, could put further pressure on the Group’s interest margins and adversely affect the Group’s profitability and prospects. A continued period of low interest rates and yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress.

Conversely while increases in interest rates may support Group income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, potentially higher interest rates and falling property prices in the markets in which the Group operates.

In turn, this could cause stress in the loan portfolio of the Group, particularly in relation to non-investment grade lending or real estate loans and consequently to an increase in delinquency rates and default rates among customers, leading to the possibility of the Group incurring higher impairment charges. Similar risks result from the exceptionally low level of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity.

Changes in currency rates, particularly in the sterling-euro exchange rates and sterling-US dollar exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Bank’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition. Such changes may result from the decisions of the Bank of England, ECB or of the US Federal Reserve or from political events and lead to sharp and sudden variations in foreign exchange rates, such as those seen in the GBP/USD exchange rates during the second half of 2016 following the EU Referendum.

The financial performance of the Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.
The Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the Group’s businesses. In particular, the Group has significant exposure, directly and through its subsidiaries, to certain individual customers and other counterparties in weaker business sectors and geographic markets and also has concentrated country exposure in the UK, Ireland, other Western European countries and the rest of the world.

At 31 December 2016, current exposure in the UK was £159.6 billion, in ROI was £21.6 billion and in the rest of the world was £8.4 billion. Within certain business sectors, namely personal and property at 31 December 2016, personal lending amounted to £131.3 billion and lending exposure to property was £17.2 billion.

Provisions held on loans in default have decreased in recent years due to asset sales and the portfolio run-down in Ulster Bank (Ireland) Holdings Limited and Capital Resolution. If the risk profile of these loans were to increase, including as a result of a degradation of economic or market conditions, this could result in an increase in the cost of risk and the Group may be required to make additional provisions, which in turn would reduce earnings and impact the Group’s profitability. The Group’s lending strategy or processes may also fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower category, which may result in an increase in default rates, which may, in turn, impact the Group’s profitability.

Any adverse impact on the credit quality of the Group’s customers and other counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets and higher levels of impairment allowances, which could have an adverse effect on the Group’s operations, financial position or prospects.

Additional information

Risk factors continued
The credit quality of the Group’s borrowers and its other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets. Credit quality has improved in certain of the Group’s core markets, in particular the UK and Ireland, as these economies have improved. Notwithstanding the above, asset quality remains weak across certain portfolios and the Group or its subsidiaries may inaccurately assess the levels of provisions required to mitigate such risks.

A further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In particular, the UK’s decision to leave the EU may adversely impact credit quality in the UK.

In addition, as the RBS Group implements its strategy and withdraws from many geographic markets and continues to materially scale down its international activities, the Group’s relative exposure to the UK and to certain sectors and asset classes in the UK will increase as its business becomes more concentrated in the UK. The level of UK household indebtedness remains high and the ability of some households to service their debts could be challenged by a period of higher unemployment. Highly indebted households are particularly vulnerable to shocks, such as falls in incomes or increases in interest rates, which threaten their ability to service their debts.

In particular, in the UK, the Group is at risk from downturns in the UK economy and volatility in property prices in both the residential and commercial sectors. With UK home loans representing the most significant portion of the Group’s total loans and advances to the retail sector, the Group has a large exposure to adverse developments in the UK residential property sector. In the UK commercial real estate market, activity slowed during the second half of 2016 following the EU Referendum.

There is a risk of further adjustment given the reliance of the UK commercial real estate market in recent years on inflows of foreign capital and, in some segments, stretched property valuations. As a result, a fall in house prices, particularly in London and the South East of the UK, would be likely to lead to higher impairment and negative capital impact as loss given default rate increases. In addition, reduced affordability of residential and commercial property in the UK, for example, as a result of higher interest rates or increased unemployment, could also lead to higher impairments on loans held by the Group.

In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised as a result of market conditions or regulatory intervention or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years.

This has particularly been the case with respect to large parts of the Group’s commercial real estate portfolio. Any such deterioration in the Group’s recoveries on defaulting loans could have an adverse effect on the Group’s results of operations and financial condition.

Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the Group.

This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis.

The effectiveness of recent prudential reforms designed to contain systemic risk in the EU and the UK is yet to be tested. Counterparty risk within the financial system or failures of the Group’s financial counterparties could have a material adverse effect on the Group’s access to liquidity or could result in losses which could have a material adverse effect on the Group’s financial condition, results of operations and prospects.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write- downs and losses for the Group and an inability to engage in routine funding transactions.
The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.
The Group’s businesses and performance are also affected by financial market conditions.

The performance and volatility of financial markets affect bond and equity prices and have caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. Financial markets have recently experienced and may in the near term experience significant volatility, including as a result of concerns about the outcome of the EU Referendum, political and financial developments in the US and in Europe, including as a result of general elections, geopolitical developments and developments relating to trade agreements, volatility and instability in the global stock markets and expectations relating to or actions taken by central banks with respect to monetary policy, resulting in further short-term changes in the valuation of certain of the Group’s assets.

Additional information

Risk factors continued
Uncertainty about potential fines for past misconduct and concerns about the longer-term viability of business models have also weighed heavily on the valuations of some financial institutions in Europe and in the UK, including the RBS Group.

Any further deterioration in economic and financial market conditions or weak economic growth could require the Group to recognise further significant write-downs and realise increased impairment charges, all of which may have a material adverse effect on its financial condition, results of operations and capital ratios.

As part of its transformation programme, the RBS Group is executing the run-down or disposal of a number of businesses, assets and portfolios. In addition, the RBS Group’s interest in the remainder of the businesses and portfolios within the exiting business may be difficult to sell due to unfavourable market conditions for such assets or businesses.

Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures. Valuations in future periods reflecting, among other things, the then-prevailing market conditions and changes in the credit ratings of certain of the Group’s assets may result in significant changes in the fair values of the Group’s exposures, such as credit market exposures, and the value ultimately realised by the Group may be materially different from the current or estimated fair value.

As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

In addition, for accounting purposes, the Group carries some of its issued debt, such as debt securities, at the current market price on its balance sheet. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The RBS Group is in the process of seeking to satisfy its commitments arising as a result of the receipt of State Aid in December 2008. The process to amend the RBS Group’s State Aid obligations in respect of Williams & Glyn may not ultimately amend such obligations or the revised obligations may be more onerous than those currently being discussed. The diversion of RBS Group resources required to meeting the RBS Group’s obligations in respect of Williams & Glyn, associated costs or delays in meeting, or a failure to meet, the deadline for compliance, could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.

State Aid approval was received from the European Commission in connection with the financial assistance provided to the RBS Group by the UK Government in 2008. In connection with the receipt of such financial assistance, and as a condition for State Aid approval, the RBS Group entered into a state aid commitment deed with HM Treasury (as amended from time to time, the “State Aid Commitment Deed”) which set out conditions upon which such State Aid approval was granted including the requirement for the RBS Group to divest its RBS branches in England and Wales, NatWest branches in Scotland, Direct SME banking and certain mid-corporate customers (Williams & Glyn) by the end of 2017.

In light of its obligations under the State Aid Commitment Deed, the RBS Group actively sought to fully divest Williams & Glyn and engaged in discussions with a number of interested parties concerning a transaction related to substantially all of the Williams & Glyn business. However, as none of these proposals could deliver full divestment by 31 December 2017, the RBS Group announced on 28 April 2016 that there was a significant risk that the previously planned separation and divestment of Williams & Glyn would not be achieved by the 31 December 2017 deadline. On 5 August 2016, the RBS Group announced that the Board had determined that it would not be prudent to continue with the plan for separating and divesting Williams & Glyn and announced that various alternative divestment structures were being actively explored.

The RBS Group subsequently announced on 17 February 2017 that the Commissioner responsible for EU competition policy planned to propose to the European Commission to open proceedings to develop an alternative plan for the RBS Group to meet its remaining State Aid obligations in regards to Williams & Glyn. If adopted, it is intended that this alternative plan would replace the existing requirement to achieve separation and divestment of Williams & Glyn by 31 December 2017 and the current conditions set out in the State Aid Commitment Deed would be amended accordingly.

Under the current form of the alternative plan, the RBS Group will deliver a package of measures to promote competition in the market for banking services to small and medium enterprises (SMEs) in the UK.

Additional information

Risk factors continued
This package will include: (i) an SME banking capability fund, administered by an independent body, which eligible challenger banks could access to increase their SME business banking capabilities; (ii) funding for eligible challenger banks to help them incentivise UK SME customers to switch their accounts from the RBS Group to eligible challenger banks by paying in the form of “dowries”; (iii) the RBS Group granting business customers of eligible challenger banks access to its branch network for cash and cheque handling, to support the incentivised switching programme; and (iv) the funding of an independent financial services innovation fund to invest in and help support the growth of existing businesses providing or developing innovative financial services or products for UK SMEs. In connection with this package of alternative measures, the RBS Group has taken a £750 million provision in 2016.

However, actual costs associated with the implementation of such measures may be materially higher as a result of unforeseen complexities and factors outside of the RBS Group’s control.

Discussions will continue between the RBS Group, HM Treasury and the European Commission to further develop the design of this package of alternative measures and the duration of them. The timing of the approval for this or any package of alternative measures is uncertain and there is no guarantee that the European Commission will ultimately agree to this or any package of alternative measures in replacement of the original terms of the State Aid Commitment Deed in relation to Williams & Glyn. In addition, the final scope and content of the package of alternative measures will be subject to further market testing by HM Treasury and a consultation exercise by the European Commission, either of which may result in amendments to the scope of and costs associated with this package as a result of which the final terms of a package of alternative measures may be more onerous than the scope of the plan set out above.

Implementation of the package, or if required as a result of the above process a more onerous package, and any associated business restructuring could divert resources from the RBS Group’s operations and jeopardise the delivery and implementation of other significant plans and initiatives. The incentivised transfer of SME customers to third parties places reliance on those third parties to achieve satisfactory customer outcomes which could give rise to reputational damage if these are not forthcoming.

Execution of the alternative measures package plan entails significant costs, including the funding commitments and financial incentives envisaged to be provided under the plan. In addition, the final terms of the agreement entered into among the RBS Group, HM Treasury and the European Commission may include sanctions or additional financial incentives designed to ensure that the RBS Group delivers its commitments.

The RBS Group will also need to assess the timing and manner in which to reintegrate the remaining Williams & Glyn business into the RBS Group which is expected to result in additional restructuring charges and may adversely impact the RBS Group’s existing restructuring plans, including in respect of the implementation of the UK ring-fencing regime.

As a direct consequence of the incentivised switching component of the package of alternative measures described above, the RBS Group will lose existing customers and deposits and associated revenues and margins. Furthermore, the SME banking capability fund and financial services innovation fund envisaged by the alternative plan is intended to benefit challenger banks and negatively impact the RBS Group’s competitive position. To support this incentivised switching initiative, the RBS Group will also have to agree to grant business customers of eligible challenger banks access to its branch network for cash and cheque handling, which may result in reputational and financial exposure for the RBS Group and impact customer service quality for the RBS Group’s own customers with consequent competitive, financial and reputational implications.

If the RBS Group fails to come to an agreement with HM Treasury and the European Commission in respect of the proposed package of alternative measures, and a determination is made that the RBS Group remains required to divest Williams & Glyn, there is no guarantee that the RBS Group will be able to identify or recommence discussions with interested buyers for Williams & Glyn at that time or that it will be able to agree a divestment on commercially beneficial, and there is no certainty that any such discussions would lead to a viable transaction. In addition, the RBS Group would be required to conduct further restructuring in order to divest the Williams & Glyn business, at the same time that it is implementing significant restructuring changes in connection with the implementation of the UK ring-fencing regime and other restructuring changes which may be required as a result of the UK terminating its membership of the European Union, which entails material execution risks and costs, as well as diverting RBS Group and management resources.

In addition, if no alternative to the RBS Group’s current State Aid Commitment Deed obligations becomes effective, the RBS Group would be unable to meet the principal obligation in the State Aid Commitment Deed to divest Williams & Glyn by 31 December 2017, which could entail material sanctions (including the appointment of a divestiture trustee, with the mandate to complete the divestment at no minimum price).

A failure to comply with the terms of the revised State Aid Commitment Deed, once agreed, could result in the imposition of additional measures or limitations on the RBS Group’s operations, additional supervision by the RBS Group’s regulators, and loss of investor confidence, any of which could have a material adverse impact on the RBS Group.

Additional information

Risk factors continued
Delays in execution may also impact the RBS Group’s ability to carry out its transformation programme, including the implementation of cost saving initiatives and implement mandatory regulatory requirements, including the UK ring-fencing regime. Such risks will increase in line with any additional delays.

The RBS Group and the Group are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the RBS Group’s operations, operating results, reputation, financial position and future prospects.
The RBS Group’s and the Group’s operations remain diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal and regulatory actions, including litigation claims and proceedings and civil and criminal regulatory and governmental investigations, and other regulatory risk. The RBS Group and the Group have settled a number of legal and regulatory actions over the past several years but continue to be, and may in the future be, involved in a number of legal and regulatory actions in the US, the UK, Europe and other jurisdictions.

The legal and regulatory actions specifically referred to below are, in the RBS Group’s view, the most significant legal and regulatory actions to which the RBS Group is currently exposed.

However, RBS Group and the Group are also subject to a number of additional claims, proceedings and investigations, the adverse resolution of which may also have a material adverse impact on the Group and which include ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings (including class action litigation), relating to, among other matters, the offering of securities, including residential mortgage-backed securities (RMBS), conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including structured products and government securities), product mis-selling, customer mistreatment, anti-money laundering, sanctions, and various other compliance issues. See pages 23 to 37 for details for these matters. The RBS Group and the Group continue to cooperate with governmental and regulatory authorities in relation to ongoing regulatory actions. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation.

It is expected that the Group will continue to have a material exposure to legal and regulatory actions relating to legacy issues in the medium term.

In the US, ongoing matters include various civil claims relating to legacy retail mortgage-backed securities (RMBS) activities, the most material of which are those of the Federal Housing Finance Agency (FHFA), and investigations by the civil and criminal divisions of the U.S. Department of Justice (DOJ) and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general). On 26 January 2017, the Group announced that it was taking a further £1.3bn ($1.6bn) provision in the Q4 2016 in relation to these litigation and investigation matters including in relation to the RBS Group’s issuance and underwriting of RMBS as well as other RMBS litigation matters.

The duration and outcome of the DOJ’s civil and criminal investigations remain uncertain. No settlement may be reached with the DOJ and further substantial additional provisions and costs may be recognised. Any finding of criminal liability by US authorities (including as a result of guilty pleas) could have material collateral consequences for the Group’s operations.

These may include consequences resulting from the need to reapply for various important licences or obtain waivers to conduct certain existing activities of the Group, particularly but not solely in the US, which may take a significant period of the time and the results of which are uncertain.

Failure to obtain such licenses or waivers could adversely impact the Group’s business, in particular the NatWest Markets business in the US, including if it results in the Group being precluded from carrying out certain activities. A further provision of £1.3 billion ($1.6 billion) was recorded by the Group in Q4 2016 in relation to the Group’s various RMBS investigations and litigation matters, taking the total of such provisions to £5.0 billion ($6.1 billion) at 31 December 2016.

The RBS Group is also facing litigation in the UK in connection with its 2008 shareholder rights issue. In December 2016, the RBS Group concluded full and final settlements with four of the five shareholder groups representing 78% of the claims by value. As announced in December, although the RBS Group has determined a settlement figure of up to £800 million for the resolution of these matters (including the settlement referred to above), which amount is covered by existing provisions.

This figure assumes that agreement is also reached with the remaining claimant group, is split proportionally and is subject to validation of claims. Following the settlements described above, a number of claims remain outstanding with the final shareholder group and the RBS Group may not manage to reach a settlement agreement with the remaining claimants, and as a result remains exposed to continuing litigation. Trial is scheduled to commence in March 2017.

Additional information

Risk factors continued
In addition, the Group is undertaking various remediation programmes in response to past conduct issues. As announced on 8 November 2016, the Group is also taking steps, including automatic refunds of certain complex fees and a new complaints process, overseen by an independent third party for small and medium entity (SME) customers in the UK and the Republic of Ireland that were in its Global Restructuring Group (GRG) between 2008 and 2013. This new complaints review process and the automatic refund of complex fees was developed with the involvement of the Financial Conduct Authority (FCA). The FCA’s review into these activities is continuing and fines or additional redress commitments may be accepted by or imposed upon the Group, notwithstanding the steps the Group has already taken. The Group booked a provision of £400 million in Q4 2016, based on its estimates of the costs associated with the new complaints review process and the automatic refund of complex fees for SME customers in GRG.

In 2016, the Group booked additional provisions of £362 million with respect to payment protection insurance (PPI), resulting in total provisions made for such matters of £753 million), of which £242 million had been utilised by 31 December 2016 and additional future provisions and costs are possible until such time as the FCA’s consultation on the deadline for PPI is concluded.

Settlements, resolutions and outcomes in relation to ongoing legal or regulatory actions may result in material financial fines or penalties, non-monetary penalties, restrictions upon or revocation of regulatory permissions and licences and other collateral consequences and may prejudice both contractual and legal rights otherwise available to the Group. The costs of resolving these legal and regulatory actions could individually or in aggregate prove to be substantial and monetary penalties and other outcomes could be materially in excess of provisions, if any, made by the Group.

New provisions or increases in existing provisions relating to existing or future legal or regulatory actions may be substantial and may have a material adverse effect on the Group’s financial condition and results of operations as well as its reputation. The outcome of on-going claims against the Group may give rise to additional legal claims being asserted against the Group. Adverse outcomes or resolution of current or future legal or regulatory actions could result in restrictions or limitations on the Group’s operations, adversely impact the implementation of Group’s current transformation programme as well as its capital position and its ability to meet regulatory capital adequacy requirements.

The remediation programmes or commitments which the Group has agreed to in connection with past settlements or investigations, could require significant financial costs and personnel investment for the Group and may result in changes in its operations or product offerings, and failure to comply with undertakings made by the Group to its regulators may result in additional measures or penalties being taken against the Group.

Operational risks are inherent in the Group’s businesses and these risks are heightened as a result of key strategic and regulatory initiatives being implemented by the RBS Group and the Group and against the backdrop of legal and regulatory changes.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risks. The RBS Group and the Group have complex and diverse operations and operational risk and losses can result from a number of internal or external factors, including:
●
internal and external fraud and theft from the RBS Group and the Group,
●
compromise of the confidentiality, integrity, or availability of the RBS Group and the Group’s data, systems and services;
●
failure to identify or maintain the Group’s key data within the limits of the RBS Group’s agreed risk appetite;
●
failure of the RBS Group or the Group’s technology services due to loss of data, systems or data centre failure or failure by third parties to restore services;
●
failure to appropriately or accurately manage the RBS Group or the Group’s operations, transactions or security;
●
incorrect specification of models used by the RBS Group or the Group, implementing or using such models incorrectly;
●
failure to effectively execute or deliver the RBS Group’s transformation programme;
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failure to attract, retain or engage staff;
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insufficient resources to deliver change and business-as-usual activity;
●
decreasing employee engagement or failure by the RBS Group or the Group to embed new ways of working and values; or
●
incomplete, inaccurate or untimely statutory, regulatory or management reporting.

Operational risks for the Group are and will continue to be heightened as a result of the number of initiatives being concurrently implemented by the Group, including the implementation of the RBS Group’s transformation programme, its cost-reduction programme, the implementation of the UK ring-fencing regime and the divestment of Williams & Glyn. Individually, these initiatives carry significant execution and delivery risk and such risks are heightened as their implementation is generally highly correlated and dependent on the successful implementation of interdependent initiatives.

Additional information

Risk factors continued
These initiatives are being delivered against the backdrop of ongoing cost challenges and increasing legal and regulatory uncertainty and will put significant pressure on the Group’s ability to maintain effective internal controls and governance frameworks. Although the Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to mitigate operational risk, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of operational risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

The RBS Group and the Group are exposed to cyberattacks and a failure to prevent or defend against such attacks could have a material adverse effect on the Group’s operations, results of operations or reputation.
The RBS Group and the Group are subject to cybersecurity attacks which have regularly targeted financial institutions and corporates as well as governments and other institutions and have materially increased in frequency, sophistication and severity in recent years. The RBS Group and the Group rely on the effectiveness of their internal policies and associated procedures, IT infrastructure and capabilities to protect the confidentiality, integrity and availability of information held on their computer systems, networks and mobile devices, and on the computer systems, networks and mobile devices of third parties on whom the RBS Group and the Group rely.

The RBS Group and the Group take measures to protect themselves from attacks designed to prevent the delivery of critical business processes to its customers. Despite these preventative measures, the RBS Group’s and the Group’s computer systems, software, networks and mobile devices, and those of third parties on whom the RBs Group and the Group rely, are vulnerable to cyberattacks, sabotage, unauthorised access, computer viruses, worms or other malicious code, and other events that have a security impact. Financial institutions, such as the Group, with complex legacy infrastructure may be even more susceptible to attack due to the increased number of potential entry points and weaknesses.

Failure to protect the RBS Group’s and the Group’s operations from cyberattacks or to continuously review and update current processes in response to new threats could result in the loss of customer data or other sensitive information as well as instances of denial of service for the Group’s customers. Although the Group experienced attempted distributed denial of service (DDoS) attacks in 2016, none of these attacks was successful. During 2015, the Group experienced a number of DDoS attacks, one of which had a temporary impact on some of the Bank’s web services, as well as a smaller number of malware attacks.

The Bank of England, the FCA and HM Treasury in the UK and regulators, in the US and in Europe have identified cybersecurity as a systemic risk to the financial sector and highlighted the need for financial institutions to improve resilience to cyberattacks and the Group expects greater regulatory engagement, supervision and enforcement on cybersecurity in the future. The RBS Group and the Group continue to participate in initiatives led by the Bank of England and other regulators designed to test how major firms respond to significant cyberattacks. The outputs of this exercise and other regulatory and industry-led initiatives are being incorporated into the on-going IT priorities and improvement measures of the RBS Group and the Group.

However, the Group expects that it and the RBS Group will be the target of continued attacks in the future and there can be no certainty that the Group will be able to effectively mitigate the impact of such attacks.

Any failure in the RBS Group’s or the Group’s cybersecurity policies, procedures or capabilities, or cyber-related crime, could lead to the Group suffering reputational damage and a loss of customers, regulatory investigations or sanctions being imposed and could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technology disruption in the markets in which it operates.
The markets for UK financial services, and the other markets within which the Group operates, are very competitive, and management expects such competition to continue or intensify in response to customer behaviour, technological changes (including the growth of digital banking), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates), new lending models (such as peer-to-peer lending), industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors.

In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede the Group’s ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail banking segment. These trends may be catalysed by regulatory and competition policy implemented by the UK government, particularly as a result of the Open Banking initiative and remedies imposed by the Competition and Markets Authority (CMA) designed to support the objectives of this initiative.

Increasingly many of the products and services offered by the Group are, and will become, technology intensive and the Group’s ability to develop such services has become increasingly important to retaining and growing the Group’s customer business in the UK.

Additional information

Risk factors continued
There can be no certainty that the Group’s investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking will be successful or that it will allow the Group to continue to grow such services in the future. Certain of the Group’s current or future competitors may have more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers.

Furthermore, the Group’s competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group.

Although the Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient, especially against a backdrop of cost savings targets for the Group, or the Group may fail to identify future opportunities or derive benefits from disruptive technologies. If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth.

In addition, recent and future disposals and restructurings relating to the implementation of non-customer facing elements of the RBS Group’s transformation programme and the UK ring-fencing regime, or required by the Group’s regulators, as well as constraints imposed on the Group’s ability to compensate its employees at the same level as its competitors, may also have an impact on its ability to compete effectively. Intensified competition from incumbents, challengers and new entrants in the Group’s core markets could lead to greater pressure on the Group to maintain returns and may lead to unsustainable growth decisions.

These and other changes in the Group’s competitive environment could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

The RBS Group and the Group operate in markets that are subject to intense scrutiny by the competition authorities and their businesses and results of operations could be materially affected by competition rulings and other government measures.
The competitive landscape for banks and other financial institutions in the UK and the rest of Europe is changing rapidly. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail and SME banking in the UK where the introduction of new entrants is being actively encouraged by the UK Government. The competitive landscape in the UK is also likely to be affected by the UK Government’s implementation of the UK ring-fencing regime and other customer protection measures introduced by the Banking Reform Act 2013.

The implementation of these reforms may result in the consolidation of newly separated businesses or assets of certain financial institutions with those of other parties to realise new synergies or protect their competitive position and is likely to increase competitive pressures on the Group.

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies, including the FCA, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and Personal Current Accounts (PCAs), the Independent Commission on Banking and the Parliamentary Commission on Banking Standards.

These reviews raised significant concerns about the effectiveness of competition in the banking sector. The CMA’s Retail Banking Market Investigation report sets out measures primarily intended to make it easier for consumers and businesses to compare PCA and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging.

The CMA is working with HM Treasury and other regulators to implement these remedies which are likely to impose additional compliance requirements on the RBS Group and the Group and could, in aggregate, adversely impact the Group’s competitive position, product offering and revenues.

Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies which may impact the competitive landscape in which the RBS Group and the Group operate or result in restrictions on mergers and consolidations within the UK financial sector. The impact of any such developments in the UK will become more significant as the Group’s business becomes increasingly concentrated in the UK retail sector. These and other changes to the competitive framework in which the RBS Group and the Group operate could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

Additional information

Risk factors continued
The RBS Group and the Group rely on valuation, capital and stress test models to conduct their business, assess their risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the RBS Group and the Group operate or findings of deficiencies by the Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the Group’s business, capital and results.
Given the complexity of the RBS Group and the Group’s business, strategy and capital requirements, the Group relies on analytical models to manage its business, assess the value of its assets and its risk exposure and anticipate capital and funding requirements, including with stress testing.

Valuation, capital and stress test models and the parameters and assumptions on which they are based, need to be periodically reviewed and updated to maximise their accuracy.

Failure of these models to accurately reflect changes in the environment in which the Group operates, or to be updated in line with changes in the RBS Group’s or the Group’s business model or operations, or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the Group’s risk exposure, the risk profile of the Group’s financial instruments or result in the Group being required to hold additional capital as a function of the PRA buffer. The Group also uses valuation models that rely on market data inputs.

If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the Group in its forecasts or decision making. Internal stress test models may also rely on different, less severe, assumptions or take into account different data points than those defined by the Group’s regulators.

Some of the analytical models used by the Group are predictive in nature. In addition, a number of the internal models used by the Group are designed, managed and analysed by the RBS Group and may inappropriately capture the risks and exposures relating to the Group’s portfolios.

Some of the Group’s internal models are subject to periodic review by its regulators and, if found deficient, the Group may be required to make changes to such models or may be precluded from using any such models, which would result in an additional capital requirement that could have a material impact on the Group’s capital position.

The Group could face adverse consequences as a result of decisions which may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on the Group’s business, financial condition and/or results of operations, minimum capital requirements and reputation.

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, results reported in future periods may reflect amounts which differ from those estimates.

Estimates, judgements and assumptions take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, include provisions for liabilities, deferred tax, loan impairment provisions, fair value of financial instruments, which are discussed in detail in “Critical accounting policies and key sources of estimation uncertainty” on pages 110 to 112 of the 2016 Annual Report and Accounts. IFRS Standards and Interpretations that have been issued by the International Accounting Standards Board (the IASB) but which have not yet been adopted by the Group are discussed in “Accounting developments” on pages 112 to 116 of the Annual Report and Accounts.

Changes in accounting standards or guidance by internal accounting bodies or in the timing of their implementation, whether mandatory or as a result of recommended disclosure relating to the future implementation of such standards could result in the Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments and could also significantly impact the financial results, condition and prospects of the Group.

In July 2014, the IASB published a new accounting standard for financial instruments (IFRS 9) effective for annual periods beginning on or after 1 January 2018. It introduces a new framework for the recognition and measurement of credit impairment, based on expected credit losses, rather than the incurred loss model currently applied under IAS 39.

Additional information

Risk factors continued
The inclusion of loss allowances with respect to all financial assets that are not recorded at fair value will tend to result in an increase in overall impairment balances when compared with the existing basis of measurement under IAS 39. As a result of ongoing regulatory consultations, there is currently uncertainty as to the impact of the implementation of this standard on the RBS Group’s and the Group’s CET1 capital (and therefore CET1 ratio), although it is expected that this will result in increased earnings and capital volatility for the RBS Group and the Group.

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs.

Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions.

In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. Resulting changes in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings, financial condition and capital position.

The Group’s business performance and financial position could be adversely affected if its or the RBS Group’s capital is not managed effectively or if it or the RBS Group are unable to meet their capital targets.
Effective management of the RBS Group’s and the Group’s capital is critical to their ability to operate their businesses, comply with regulatory obligations and pursue the RBS Group’s strategy of returning to standalone strength, resume dividend payments on its ordinary shares and maintain discretionary payments.

The RBS Group and the Group (on a standalone basis) are required by regulators in the UK, the EU and other jurisdictions in which they undertake regulated activities to maintain adequate capital resources. Adequate capital also gives the RBS Group and the Group financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK and European markets.

The RBS Group currently targets a CET1 ratio at or above 13% throughout the period until completion of the implementation of its restructuring. On a fully loaded basis, the RBS Group’s and the Group’s CET1 ratio were 13.4% and 16.1%, respectively, at 31 December 2016, compared with 15.5% and 11.6%, respectively, at 31 December 2015.

The RBS Group’s target capital ratio for the RBS Group and the RBS Group entities, including the Group and the Bank, is based on its expected regulatory requirements and internal modelling, including stress scenarios. However, the ability of the RBS Group or the Group to achieve such targets depends on a number of factors, including the implementation of the RBS Group’s transformation programme and any of the factors described below.

A shortage of capital, which could in turn affect the Group’s capital ratio, could arise from:
●
a depletion of the RBS Group’s or the Group’s capital resources through increased costs or liabilities (including pension, conduct and litigation costs), reduced profits or increased losses (which would in turn impact retained earnings), sustained periods of low or lower interest rates, reduced asset values resulting in write-downs or impairments or accounting charges;
●
an increase in the amount of capital that is required to meet the Group’s regulatory requirements, including as a result of changes to the actual level of risk faced by the RBS Group, factors influencing the RBS Group’s regulator’s determination of the firm-specific Pillar 2B buffer applicable to the RBS Group (PRA buffer), changes in the minimum levels of capital or liquidity required by legislation or by the regulatory authorities or the calibration of capital or leverage buffers applicable to the RBS Group or the Group, including countercyclical buffers, increases in risk-weighted assets or in the risk weighting of existing asset classes or an increase in the RBS Group’s view of any management buffer it needs, taking account of, for example, the capital levels or capital targets of the RBS Group’s peer banks and criteria set by the credit rating agencies.

In addition, the RBS Group’s capital requirements, determined either as a result of regulatory requirements, including in light of the implementation of the UK ring-fencing regime and the establishment of the RFB (of which the Group will form part) or management targets, may impact the level of capital required to be held by the Group and as part of its capital management strategy, the RBS Group may decide to impose higher capital levels to be held by the Bank or the Group.

The RBS Group’s and the Group’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time and/or through the planned reduction of its risk-weighted assets through disposals or natural attrition, the execution of which is subject to operational and market risks.

Additional information

Risk factors continued
Further losses or a failure to meet profitability targets or reduce risk-weighted assets in accordance with or within the timeline contemplated by the RBS Group’s capital plan, a depletion of its capital resources, earnings and capital volatility resulting from the implementation of IFRS 9 as of 1 January 2018, or an increase in the amount of capital it needs to hold (including as a result of the reasons described above), would adversely impact the Group’s ability to meet its capital targets or requirements and achieve its capital strategy during the restructuring period.

If the RBS Group or the Group are determined to have a shortage of capital as a result of any of the circumstances described above, the RBS Group may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive or may result in the RBS Group being subject to regulatory interventions and sanctions.

The RBS Group’s regulators may also request that the RBS Group carry out certain capital reconstruction management actions which may impact the Group or, in an extreme scenario, this may also trigger the implementation of the RBS Group’s recovery plans.

Such actions, in turn, may affect the RBS Group’s product offering, capacity to pay future dividends and make other distributions (including discretionary coupons on capital instruments) or adversely impact the RBS Group’s or the Group’s ability to pursue strategic opportunities, affecting the underlying profitability of the Group and future growth potential.

If, in response to such shortage, certain regulatory capital instruments are converted into equity or the RBS Group raises additional capital through the issuance of share capital or regulatory capital instruments, existing RBSG shareholders may experience a dilution of their holdings. The success of such issuances will also be dependent on favourable market conditions and the RBS Group may not be able to raise the amount of capital required or on satisfactory terms.

Separately, the RBS Group may address a shortage of capital by taking action to reduce leverage and/or risk-weighted assets, by modifying the RBS Group’s legal entity structure or by asset or business disposals. Such actions may affect the underlying profitability of the RBS Group and/or the Group.

Failure by the RBS Group or the Group to comply with regulatory capital and leverage requirements may result in intervention by their regulators and loss of investor confidence, and may have a material adverse effect on the Group’s results of operations, financial condition and reputation.
The RBS Group and, where applicable RBS Group entities, including the Group, are subject to extensive regulatory supervision in relation to the levels and quality of capital they must hold, including as a result of the transposition of the Basel Committee on Banking Supervision’s regulatory capital framework (Basel III) in Europe by a Directive and Regulation (collectively known as “CRD IV”).

In addition, the RBS Group is currently identified as a global systemically important bank (G-SIB) by the Financial Stability Board (FSB) and is therefore subject to more intensive oversight and supervision by its regulators as well as additional capital requirements, although the RBS Group belongs to the last “bucket” of the FSB G-SIB list and is therefore subject to the lowest level of additional loss-absorbing capital requirements. As the RBS Group reduces its global footprint and its balance sheet, the FSB may, at its discretion, determine that the RBS Group is no longer a G-SIB.

Each business within the RBS Group is subject to performance metrics which factor in underlying regulatory capital requirements set Individual Capital Guidance for the RBS Group and the Bank to ensure that business capital targets and generation are aligned to the RBS Group’s overall risk appetite.

Under CRD IV, the RBS Group is required, on a consolidated basis, to hold at all times a minimum amount of regulatory capital calculated as a percentage of risk-weighted assets (Pillar 1 requirement).

CRD IV also introduced a number of new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements (as described below) that must be met with CET1 capital.

The combination of the capital conservation buffer (which, subject to transitional provisions, will be set at 2.5% from 2019), the countercyclical capital buffer (of up to 2.5% which is currently set at 0% by the FPC for UK banks) and the higher of (depending on the institution) the systemic risk buffer, the global systemically important institutions buffer (G-SIB Buffer) and the other systemically important institutions buffer, is referred to as the “combined buffer requirement”. These rules entered into force on 1 May 2014 for the countercyclical capital buffer and on 1 January 2016 for the capital conservation buffer and the G-SIB Buffer. The G-SIB Buffer is currently set at 1.0% for the RBS Group (from 1 January 2017) and is being phased in over the period to 1 January 2019. The systemic risk buffer will be applicable from 1 January 2019. The Bank of England’s Financial Policy Committee (the “FPC”) was responsible for setting the framework for the systemic risk buffer and the PRA adopted in December 2016 a final statement of policy implementing the FPC’s framework.

In early 2019, the PRA is expected to determine which institutions the systemic risk buffer should apply to, and if so, how large the buffer should be up to a maximum of 3% of a firm’s risk-weighted assets. The systemic risk buffer will apply to ring-fenced entities only and not all entities within a banking group.

Additional information

Risk factors continued
The systemic risk buffer is part of the UK framework for identifying and setting higher capital buffers for domestic systemically important banks, which are groups that, upon distress or failure, could have an important impact on their domestic financial systems.

The Group expects that it may be subject to the systemic risk buffer. This follows on the 2012 framework recommendations by the FSB that national authorities should identify D-SIBs and take measures to reduce the probability and impact of the distress or failure of D-SIBs.
In addition, national supervisory authorities may add extra capital requirements (the “Pillar 2A requirements”) to cover risks that they believe are not covered or insufficiently covered by Pillar 1 requirements.

The RBS Group’s current Pillar 2A requirement set by the PRA is set at an equivalent of 3.8% of risk-weighted assets. The PRA has also introduced a firm specific PRA buffer which is a forward-looking requirement set annually and based on various factors including firm-specific stress test results and credible recovery and resolution planning and is to be met with CET1 capital (in addition to any CET1 capital used to meet any Pillar 1 or Pillar 2A requirements).

Where appropriate, the PRA may require an increase in an institution’s PRA buffer to reflect additional capital required to be held to mitigate the risk of additional losses that could be incurred as a result of risk management and governance weaknesses, including with respect to the effectiveness of the internal stress testing framework and control environment. UK banks are required to meet the higher of the combined buffer requirement or PRA buffer requirement.

In addition to capital requirements and buffers, the regulatory framework adopted under CRD IV, as transposed in the UK, sets out minimum leverage ratio requirements for financial institutions, namely: (i) a minimum leverage requirement of 3% which applies to major UK banks, (ii) an additional leverage ratio to be met by G-SIBs and ring-fenced institutions to be calibrated at 35% of the relevant firm’s capital G-SIB Buffer or systemic risk buffer and which is being phased in from 2016 (currently set at 0.175% from 1 January 2017) and (iii) a countercyclical leverage ratio buffer for all firms subject to the minimum leverage ratio requirements which is calibrated at 35% of a firm’s countercyclical capital buffer.

Further changes may be made to the current leverage ratio framework as a result of future regulatory reforms, including FSB proposals and proposed amendments to the CRD IV proposed by the European Commission in November 2016.

Most of the capital requirements which apply or will apply to the RBS Group or to the Group (directly or indirectly as a result of RBS Group internal capital management) will need to be met in whole or in part with CET1 capital. CET1 capital broadly comprises retained earnings and equity instruments, including ordinary shares. As a result, the RBS Group’s ability meet applicable CET1 capital requirements is dependent on organic generation of CET1 through profitability and/or the RBS Group’s ability to issue ordinary shares, and there is no guarantee that the RBS Group may be able to generate CET1 capital through either of these alternatives.

The amount of regulatory capital required to meet the RBS Group’s regulatory capital requirements (and any additional management buffer), is determined by reference to the amount of risk-weighted assets held by the RBS Group.

The models and methodologies used to calculate applicable risk-weightings are a combination of individual models, subject to regulatory permissions, and more standardised approaches. The rules are applicable to the calculation of the RBS Group’s risk-weighted assets are subject to regulatory changes which may impact the levels of regulatory capital required to be met by the RBS Group.

The Basel Committee and other agencies remain focused on changes that will increase, or recalibrate, measures of risk-weighted assets as the key measure of the different categories of risk in the denominator of the risk-based capital ratio. While they are at different stages of maturity, a number of initiatives across risk types and business lines are in progress that are expected to impact the calculation of risk-weighted assets. The Basel Committee is currently consulting on new rules relating to the risk weighting of real estate exposures and other changes to risk-weighting calculations, including proposals to introduce floors for the calculation of risk-weighted assets, which could directly affect the calculation of capital ratios. However, given recent delays, the timing and outcome of the consultation is now increasingly uncertain. In the UK, the PRA is also considering ways of reducing the sensitivity of UK mortgage risk weights to economic conditions. The Basel Committee is also consulting on a revised standardised measurement approach for operational risk.

Certain EU officials have raised concerns in relation to the new proposed rules and there is therefore uncertainty as to the way in which the FSB’s proposals would be implemented in the EU. The new approach for operational risk would replace the three existing standardised approaches for calculating operational risk, as well as the internal model-based approach.

The proposed new methodology combines a financial statement-based measure of operational risk, with an individual firm’s past operational losses.

While the quantum of impact of these reforms remains uncertain owing to lack of clarity of the proposed changes and the timing of their introduction, the implementation of such initiatives may result in higher levels of risk-weighted assets and therefore higher levels of capital, and in particular CET1 capital, required to be held by the RBS Group or the Group under Pillar 1 requirements.

Additional information

Risk factors continued
Such requirements would be separate from any further capital overlays required to be held as part of the PRA’s determination of the RBS Group’s Pillar 2A or PRA buffer requirements with respect to such exposures.

Although the above provides an overview of the capital and leverage requirements currently applicable to the RBS Group and the Group, such requirements are subject to ongoing amendments and revisions, including as a result of final rules and recommendations adopted by the FSB or by European or UK regulators.

In particular, on 23 November 2016, the European Commission published a comprehensive package of reforms including proposed amendments to CRD IV and the EU Bank Recovery and Resolution Directive (the “BRRD”). Although such proposals are currently being considered and discussed among the European Commission, the European Parliament and the European Council and their final form and the timetable for their implementation are not known, such amendments may result in increased or more stringent requirements applying to the RBS Group or its subsidiaries (including the Group).

This uncertainty is compounded by the UK’s decision to leave the EU following the outcome of the EU Referendum which may result in further changes to the prudential and regulatory framework applicable to the RBS Group and the Group.

If the RBS Group is unable to raise the requisite amount of regulatory capital (including loss absorbing capital), or if the RBS Group or the Group otherwise fail to meet regulatory capital and leverage requirements, they may be exposed to increased regulatory supervision or sanctions, loss of investor or customer confidence, restrictions on distributions or they may be required to reduce further the amount of their risk-weighted assets or total assets and engage in the disposal of core and other non-core businesses, including businesses within the Group, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the RBS Group or the Group. A breach of the RBS Group’s applicable capital or leverage requirements may also trigger the application of the RBS Group’s recovery plan to remediate a deficient capital position. Any of these developments, including the failure by the RBS Group to meet its regulatory capital and leverage requirements, may have a material adverse impact on the Group’s capital position, operations, reputation or prospects.

The RBS Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements or management actions which, in turn, may impact the RBS Group’s and the Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.
The RBS Group is subject to annual stress tests by its regulator in the UK and also subject to stress tests by the European regulators with respect to RBSG, RBS NV and Ulster Bank. Stress tests provide an estimate of the amount of capital banks might deplete in a hypothetical stress scenario. In addition, if the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, it is possible that it will need to take action to strengthen its capital position.

There is a strong expectation that the PRA would require a bank to take action if, at any point during the stress, a bank were projected to breach any of its minimum CET1 capital or leverage ratio requirements. However, if a bank is projected to fail to meet its systemic buffers, it will still be expected to strengthen its capital position over time but the supervisory response is expected to be less intensive than if it were projected to breach its minimum capital requirements.

The PRA will also use the annual stress test results to inform its determination of whether individual banks’ current capital positions are adequate or need strengthening.

For some banks, their individual stress-test results might imply that the capital conservation buffer and countercyclical rates set for all banks is not consistent with the impact of the stress on them. In that case, the PRA can increase regulatory capital buffers for individual banks by adjusting their PRA buffers.

Under the 2016 Bank of England stress tests, which were based on the balance sheet of the RBS Group for the year ended 31 December 2015, the RBS Group did not meet its CET1 capital or Tier 1 leverage hurdle rates before additional tier 1 conversion. After additional tier 1 conversion, it did not meet its CET1 systemic reference point or Tier 1 leverage ratio hurdle rate. In light of the stress test results the RBS Group agreed a revised capital plan with the PRA to improve its stress resilience in light of the various challenges and uncertainties facing both the RBS Group and the wider economy highlighted by the concurrent stress testing process.

As part of this revised capital plan, the RBS Group intends to execute an array of capital management actions to supplement organic capital generation from its core franchises and further improve its stress resilience, including: further decreasing the cost base of the RBS Group; further reductions in risk-weighted assets across the RBS Group; further run-down and sale of other non-core loan portfolios in relation to the personal and commercial franchises; and the management of undrawn facilities in 2017. Additional management actions may be required by the PRA until the RBS Group’s balance sheet is sufficiently resilient to meet the regulator’s stressed scenarios.

Additional information

Risk factors continued
In addition, such actions may have an adverse impact on the Group as they may result in the divestment of assets, portfolios or businesses currently within the Group and the resulting loss in revenue could adversely impact the Group’s financial condition, results of operations and future prospects.

Consistent with the approach set out in the 2015, the 2017 Bank of England stress test will, for the first time, test the resilience of the system, and individual banks within it, against two stress scenarios.

In addition to the annual cyclical scenario, there will be an additional ‘exploratory’ scenario that will be tested for the first time in 2017. This will allow the Bank of England to assess the resilience of the system, and the individual banks within it, to a wider range of potential threats, including weak global supply growth, persistently low interest rates, and a continuation of declines in both world trade relative to GDP and cross-border banking activity.

If the RBS Group were to fail under either of these scenarios, it may be required to take further action to strengthen its capital position, including further actions which may adversely impact the Group.

In addition, the introduction of IFRS 9, effective for annual periods beginning on or after 1 January 2018, is expected to result in capital volatility for the Group, which in turn could have an impact on the Group’s ability to meet its required CET1 ratio in a stress test scenario.

Failure by the Group to meet the thresholds set as part of the stress tests carried out by its regulators in the UK and elsewhere may result in the Group’s regulators requiring the Group to generate additional capital, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, which may impact the Group’s financial condition, results of operations and future prospects.

As a result of extensive reforms being implemented relating to the resolution of financial institutions within the UK, the EU and globally, material additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the RBS Group to meet higher capital levels than anticipated within the RBS Group’s strategic plans and affect the RBS Group’s and the Group’s funding costs.
In addition to the prudential requirements applicable under CRD IV, the BRRD introduces, among other things, a requirement for banks to maintain at all times a sufficient aggregate amount of own funds and “eligible liabilities” (that is, liabilities that can absorb loss and assist in recapitalising a firm in accordance with a predetermined resolution strategy), known as the minimum requirements for own funds and eligible liabilities (MREL), designed to ensure that the resolution of a financial institution may be carried out, without public funds being exposed to the risk of loss and in a way which ensures the continuity of critical economic functions, maintains financial stability and protects depositors.

In November 2015, the FSB published a final term sheet setting out its total loss-absorbing capacity (TLAC) standards for G-SIBs. The EBA was mandated to assess the implementation of MREL in the EU and the consistency of MREL with the final TLAC standards and published an interim report setting out the conclusions of its review in July 2016 and its final report in December 2016.

On the basis of the EBA’s work and its own assessment of CRD IV and the BRRD, the European Commission published in November 2016 a comprehensive set of proposals, seeking to make certain amendments to the existing MREL framework. In particular, the proposals make a number of amendments to the MREL requirements under the BRRD, in part in order to transpose the FSB’s final TLAC term sheet.

The UK government is required to transpose the BRRD's provisions relating to MREL into law through further secondary legislation. In November 2016, the Bank of England published its final rules setting out its approach to setting MREL for UK banks.

These final rules (which were adopted on the basis of the current MREL framework in force in the EU) do not take into account the European Commission’s most recent proposals with respect to MREL and differ in a number of respects. In addition, rules relating to a number of specific issues under the framework remain to be implemented, following the publication of further rules by the FSB, in particular rules on internal MREL requirements, cross holdings and disclosure requirements are outstanding.

The Bank of England is responsible for setting the MREL requirements for each UK bank, building society and certain investment firms in consultation with the PRA and the FCA, and such requirement will be set depending on the resolution strategy of the financial institution. In its final rules, the Bank of England has set out a staggered compliance timeline for UK banks, including with respect to those requirements applicable to G-SIBs (including the RBS Group).

Under the revised timeline, G-SIBs will be expected to (i) meet the minimum requirements set out in the FSB’s TLAC term sheet from 1 January 2019 (i.e. the higher of 16% of risk-weighted assets or 6% of leverage exposures), and (ii) meet the full MREL requirements to be phased in from 1 January 2020, with the full requirements applicable from 2 January 2022 (i.e. for G-SIBs two times Pillar 1 plus Pillar 2A or the higher of two times the applicable leverage ratio requirement or 6.75% of leverage exposures).

Additional information

Risk factors continued
MREL requirements are expected to be set on consolidated, sub-consolidated and individual bases, and are in addition to regulatory capital requirements(so that there can be no double counting of instruments qualifying for capital requirements).
In terms of applying MREL requirements to individual banking group entities (such as the Bank), the Bank of England will set individual MRELs for all institutions within a banking group and may also set individual MRELs for entities that are important from a resolution perspective on an entity-specific basis. As a result, the RFB holding entity and the Bank on a solo basis may be required to meet specific MREL requirements set by the regulator.

Such requirements will be required to be met with internal MREL resources which are subordinated to the operating liabilities of the entity issuing them and must be capable of being written down or converted to equity. The Bank of England has indicated that it expects to align the scope of MREL with the scope of capital requirements, unless there are compelling reasons to deviate from this and that it will, on an entity-by-entity basis, consider whether individual entities within a group could feasibly enter insolvency upon the resolution of the group as a whole. Where this is the case those entities may be set an individual MREL equal to their regulatory minimum capital requirements although the Bank of England may adjust the internal MREL set for an individual entity having regard to the consolidated MREL set for the resolution group.

For institutions, including the RBS Group, for which bail-in is the required resolution strategy and which are structured to permit single point of entry resolution due to their size and systemic importance, the Bank of England has indicated that in order to qualify as MREL, eligible liabilities must be issued by the resolution entity (i.e. the holding company for the RBS Group) and be structurally subordinated to operating and excluded liabilities (which include insured deposits, short-term debt, derivatives, structured notes and tax liabilities).

The final PRA rules set out a number of liabilities which cannot qualify as MREL and are therefore “excluded liabilities”. As a result, senior unsecured issuances by RBSG will need to be subordinated to the excluded liabilities described above. The proceeds from such issuances will be transferred downstream to material operating subsidiaries in the form of capital or another form of subordinated claim.

 In this way, MREL resources will be “structurally subordinated” to senior liabilities of operating companies, allowing losses from operating companies to be transferred to the holding company and – if necessary – for resolution to occur at the holding company level, without placing the operating companies into a resolution process.

The TLAC standard includes an exemption from this requirement if the total amount of excluded liabilities on RBSG’s balance sheet does not exceed 5% of its external TLAC (i.e. the eligible liabilities RBSG has issued to investors which meet the TLAC requirements) and the Bank of England has adopted this criterion in its final rules. If the RBS Group were to fail to comply with this “clean balance sheet” requirement, it could disqualify otherwise eligible liabilities from counting towards MREL and result in the RBS Group breaching its MREL requirements.
Compliance with these and other future changes to capital adequacy and loss-absorbency requirements in the EU and the UK by the relevant deadline will require the RBS Group to restructure its balance sheet and issue additional capital compliant with the rules, which may be costly whilst certain existing Tier 1 and Tier 2 securities and other senior instruments issued by the RBS Group will cease to count towards the RBS Group’s loss-absorbing capital for the purposes of meeting MREL/TLAC requirements. The RBS Group’s resolution authority can impose an MREL requirement over and above the regulatory minima and potentially higher than the RBS Group’s peers, if it has concerns regarding the resolvability of the RBS Group.

As a result, the RBS Group may be required to issue additional loss-absorbing instruments in the form of CET1 capital or subordinated or senior unsecured debt instruments and may result in an increased risk of a breach of the RBS Group’s combined buffer requirement.

There remain some areas of uncertainty as to how these rules will be implemented in the UK, the EU and globally and the final requirements to which the RBS Group will be subject, and the RBS Group may therefore need to revise its capital plan accordingly. The European Commission’s recent proposals also include a proposal seeking to harmonise the priority ranking of unsecured debt instruments under national insolvency proceedings to facilitate the implementation of MREL across Europe. This rule is currently subject to consideration and negotiation by the European institutions but, to the extent it were to apply to the RBS Group, it could impact the ranking of current or future senior unsecured creditors of the RBS Group.

The Group’s borrowing costs and its sources of liquidity depend significantly on its and the RBS Group’s credit ratings and, to a lesser extent, on the rating of the UK Government.
The credit ratings of the Bank, its principal subsidiaries, as well as those of RBSG, RBS plc and other RBS Group companies directly affect the cost of funding and capital instruments issued by the RBS Group, as well as secondary market liquidity in those instruments. A number of UK and other European financial institutions, including RBSG, RBS plc and other RBS Group companies, have been downgraded multiple times in recent years in connection with rating methodology changes and credit rating agencies’ revised outlook relating to regulatory developments, macroeconomic trends and a financial institution’s capital position and financial prospects.

The senior unsecured long-term and short-term credit ratings of RBSG are below investment grade by Moody’s, and investment grade by S&P and Fitch. The senior unsecured long-term and short-term credit ratings of RBS plc are investment grade by Moody’s, S&P and Fitch. The outlook for RBSG and RBS plc by Moody’s is currently positive and is stable for S&P and Fitch.

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Risk factors continued
Rating agencies regularly review the RBS Group entity credit ratings, including those of RBSG and the Bank, or of certain of RBSG’s subsidiaries and their ratings of long-term debt are based on a number of factors, including the Group’s financial strength as well as factors not within the Group’s control, including political developments and conditions affecting the financial services industry generally.

In particular, the rating agencies may further review the RBSG, Bank and other Group entity ratings as a result of the implementation of the UK ring-fencing regime and related reorganisation, pension and litigation/regulatory investigation risk, including potential fines relating to investigations relating to legacy conduct issues, and other macroeconomic and political developments, including in light of the outcome of the negotiations relating to the shape and timing of the UK’s exit from the EU.

A challenging macroeconomic environment, reduced profitability and greater market uncertainty could negatively impact the Group’s performance and potentially lead to credit ratings downgrades which could adversely impact the Group’s funding or borrowing costs. The ability of the RBS Group or the Group to access capital markets on acceptable terms and hence their respective ability to raise the amount of capital and funding required to meet regulatory requirements and targets, including those relating to loss-absorbing instruments to be issued by the RBS Group, could be affected.

Any further reductions in the long-term or short-term credit ratings of the Bank or RBSG or of certain of RBSG’s or the Bank’s subsidiaries, including further downgrades below investment grade, could increase the funding and borrowing costs or the Group, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits and may limit the Group’s access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, limit the range of counterparties willing to enter into transactions with the Group or its subsidiaries and adversely affect its competitive position, all of which could have a material adverse impact on the earnings, cash flow and financial condition of the Group. As discussed above, the success of the implementation of the UK ring-fencing regime and the establishment of the RFB is in part dependent up the RFB or its material subsidiaries (including the Bank) obtaining a sustainable credit rating.

A failure to obtain such a rating, or any subsequent downgrades to current ratings may threaten the ability of the RFB or the Bank to operate on a standalone basis, in particular with respect to its ability to meet prudential capital requirements.

The major credit rating agencies downgraded and changed their outlook to negative on the UK’s sovereign credit rating following the result of the EU Referendum in June 2016. Any further downgrade in the UK Government’s credit ratings could adversely affect the credit ratings of RBS Group companies, including the Bank and may result in the effects noted above. Further political developments, including in relation to the UK’s exit from the EU or the outcome of any further Scottish referendum could negatively impact the credit ratings of the UK Government and result in a downgrade of the credit ratings of RBSG and Group entities.

The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding.
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters.

Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term funding during prolonged periods in recent years.

In 2016, although the RBS Group’s and the Group’s overall liquidity position remained strong, credit markets experienced elevated volatility and certain European banks, in particular in the peripheral countries of Spain, Portugal, Greece and Italy, remained reliant on the ECB as one of their principal sources of liquidity.

The Group relies on retail and wholesale deposits to meet a considerable portion of its funding. The level of deposits may fluctuate due to factors outside the Group’s control, such as a loss of confidence (including in other RBS Group entities), increasing competitive pressures for retail customer deposits or the repatriation of deposits by foreign wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a material adverse impact on the Group’s ability to satisfy its liquidity needs. Increases in the cost of retail deposit funding may impact the Group’s margins and profitability.

The implementation of the UK ring-fencing regime may impact the Group’s funding strategy which is managed centrally by the RBS Group insofar as the Group also depends on intragroup funding arrangements entered into with other RBS Group entities. As a result of the implementation of the UK ring-fencing regime, such arrangements will be limited and may no longer be permitted if they are provided to the Group by an RBS Group entity outside the RFB and as a result the cost of funding may increase for certain Group entities, including the Bank, which will be required to manage their own funding and liquidity strategy.

Additional information

Risk factors continued
The RBS Group is using the Bank of England’s term funding scheme which was introduced in August 2016, in order to reduce the funding costs for the RBS Group. Such funding has a short maturity profile and hence the RBS Group will diversify its sources of funding.

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significantly higher costs. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. The ability of the Bank of England to resolve the RBS Group in an orderly manner may also increase investors’ perception of risk and hence affect the availability and cost of funding for the RBS Group.

Any uncertainty relating to the credit risk of financial institutions may lead to reductions in levels of interbank lending or may restrict the Group’s access to traditional sources of funding or increase the costs or collateral requirements for accessing such funding.

The RBS Group and the Group have, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase recourse to liquidity schemes provided by central banks. Such schemes require assets to be pledged as collateral. Changes in asset values or eligibility criteria can reduce available assets and consequently available liquidity, particularly during periods of stress when access to the schemes may be needed most.
In addition, the RBS Group are subject to certain regulatory requirements with respect to liquidity coverage, including a liquidity coverage ratio set by the PRA in the UK. This requirement is currently being phased in and is set at 90% for the RBS Group from 1 January 2017 to increase 100% in January 2018 (as required by the CRR). The PRA may also impose additional liquidity requirements on the RBS Group to reflect risks not captured in the leverage coverage ratio by way of Pillar 2 add-ons, which may increase from time to time and require the RBS Group to obtain additional funding or diversify its sources of funding. Current proposals by the FSB and the European Commission also seek to introduce certain liquidity requirements for financial institutions, including the introduction of a net stable funding ratio (NSFR). Under the European Commission November 2016 proposals, the NSFR would be calculated as the ratio of an institution's available stable funding relative to the required stable funding it needs over a one-year horizon.

The NSFR would be expressed as a percentage and set at a minimum level of 100%, which indicates that an institution holds sufficient stable funding to meet its funding needs during a one-year period under both normal and stressed conditions. If an institution’s NSFR were to fall below the 100% level, the institution would be required to take the measures laid down in CRD IV for a timely restoration to the minimum level. Competent authorities would assess the reasons for non-compliance with the NSFR requirement before deciding on any potential supervisory measures. These proposals are currently being considered and negotiated among the European Commission, the European Parliament and the European Council and, in light of the UK’s decision to leave the EU, there is uncertainty as to the extent to which such rules will apply to the RBS Group due to the expectation that the NSFR requirements will be published during the UK’s negotiation of its exit from the EU.

If the Group is unable to raise funds through deposits or in the capital markets, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements or to fund new loans, investments and businesses.

The Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments. In a time of reduced liquidity, the Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could have a material adverse effect on the Group’s financial condition and results of operations.

The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits as a result of degraded economic conditions or as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime.
RBS plc and its subsidiaries maintain a number of defined benefit pension schemes for certain former and current employees. Pension risk includes the risk that the assets of the RBS Group’s various defined benefit pension schemes do not fully match the timing and amount of the schemes’ liabilities, as a result of which the RBS Group and/or RBS plc and subsidiaries are required or choose to make additional contributions to address deficits that may emerge. Risk arises from the schemes because the value of the asset portfolios may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities and additional future contributions to the schemes may be required.

The value of pension scheme liabilities varies with changes to long-term interest rates (including prolonged periods of low interest rates as is currently the case), inflation, monetary policy, pensionable salaries and the longevity of scheme members, as well as changes in applicable legislation. In particular, as life expectancies increase, so too will the pension scheme liabilities; the impact on the pension scheme liabilities due to a one year increase in longevity would have been expected to be £1.5 billion as at 31 December 2016.

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Risk factors continued
Given economic and financial market difficulties and volatility, the low interest rate environment and the risk that such conditions may occur again over the near and medium term, some of the RBS Group’s pension funds have experienced increased pension deficits.

The last triennial valuation of the Main Scheme had an effective date of 31 December 2015. This valuation was concluded with the acceleration of the nominal value of all committed contributions in respect of past service (£4.2 billion), which was paid in Q1 2016.

The next triennial period valuation will take place in Q4 2018 and the Main Scheme pension trustee has agreed that it would not seek a new valuation prior to that date, except where a material change arises.

The 2018 triennial valuation is expected to result in a significant increase in the regular annual contributions in respect of the ongoing accrual of benefits.

Notwithstanding the 2016 accelerated payment and any additional contributions that may be required beforehand as a result of a material change, the RBS Group expects to have to agree to additional contributions over and above the existing committed past service contributions as a result of the next triennial valuation.

Under current legislation, such agreement would need to be reached no later than Q1 2020. The cost of such additional contributions could be material and any additional contributions that are committed to the Main Scheme following new actuarial valuations would trigger the recognition of a significant additional liability on the Bank’s balance sheet and/or an increase in any pension surplus derecognised, which in turn could have a material adverse effect on the Group’s results of operations, financial position and prospects.

In addition, the UK ring-fencing regime will require significant changes to the structure of the RBS Group’s existing defined benefit pension schemes as RFB entities may not be liable for debts to pension schemes that might arise as a result of the failure of an entity that is not an RFB or wholly owned subsidiary thereof after 1 January 2026. The restructuring of the RBS Group and its defined benefit pension plans to implement the UK ring-fencing regime could affect assessments of the RBS Group’s schemes deficits, or result in the pension scheme trustees considering that the employer covenant has been weakened, and result in additional contributions being required.

The RBS Group is developing a strategy to meet these requirements, which has been discussed with the PRA and is likely to require the agreement of the pension scheme trustee. Discussions with the pension scheme trustee are ongoing and will be influenced by the RBS Group’s overall ring-fence strategy and its pension funding and investment strategies.

If agreement is not reached with the pension trustee, alternative options less favourable to the RBS Group or the Group may need to be developed to meet the requirements of the pension regulations. The costs associated with the restructuring of the RBS Group’s existing defined benefit pension schemes could be material and could result in higher levels of additional contributions than those described above and currently agreed with the pension trustee which could have a material adverse effect on the Group’s results of operations, financial position and prospects.

Pension risk and changes to the RBS Group’s funding of its pension schemes may have a significant impact on the RBS Group’s and/or the Group’s capital position.
The RBS Group’s capital position is influenced by pension risk in several respects: Pillar 1 capital is impacted by the requirement that net pension assets are to be deducted from capital and that actuarial gains/losses impact reserves and, by extension, CET1 capital; Pillar 2A requirements result in the RBS Group being required to carry a capital add-on to absorb stress on the pension fund and finally the risk of additional contributions to the RBS Group’s pension fund is taken into account in the RBS Group’s capital framework plan.

Changes to the RBS Group’s capital position or capital requirements relating to pension risks, are then reflected in the capital which the Group is required to hold, in line with the RBS Group’s capital strategy which requires Group entities, including the Group, to maintain adequate capital at all times. In addition, an increase in the pension risk to which the Group is exposed may result in increased regulatory capital requirements applicable to the Group.

The Group believes that the accelerated payment to the Main Scheme pension fund made in Q1 2016 improved the RBS Group’s and the Group’s capital planning and resilience through the period to 2019 and provided the Main Scheme pension trustee with more flexibility over its investment strategy. This payment has resulted in a reduction in the prevailing Pillar2A add-on. However, subsequent contributions required in connection with the 2018 triennial valuation may adversely impact the RBS Group’s and the Group’s capital position.

The RBS Group’s expectations as to the impact on its capital position of this payment in the near and medium term and of the accounting impact under its revised accounting policy are based on a number of assumptions and estimates, including with respect to the beneficial impact on its Pillar 2A requirements and confirmation of such impact by the PRA and the timing thereof, any of which may prove to be inaccurate (including with respect to the calculation of the CET1 ratio impact on future periods), including as a result of factors outside of the RBS Group’s control (which include the PRA’s approval).

Additional information

Risk factors continued
As a result, if any of these assumptions proves inaccurate, the RBS Group’s capital position may significantly deteriorate and fall below the minimum capital requirements applicable to the RBS Group or RBS Group entities and in turn result in increased regulatory supervision or sanctions, restrictions on discretionary distributions or loss of investor confidence, which could individually or in aggregate have a material adverse effect on the RBS Group’s and the Group’s results of operations, financial prospects or reputation. The impact of the Group’s pension obligations on its results and operations are also dependent on the regulatory environment in which it operates.

There is a risk that changes in prudential regulation, pension regulation and accounting standards, or a lack of coordination between such sets of rules, may make it more challenging for the Group to manage its pension obligations resulting in an adverse impact on the Group’s CET1 capital.

The RBS Group has been, and will remain, in a period of major restructuring through to 2019, which carries significant execution and operational risks including the risk of not meeting stated management targets, and the RBS Group (including the Group) may not be a viable, competitive, customer-focused and profitable banking group as a result.
Since early 2015, the RBS Group has been implementing a major restructuring and transformation programme, articulated around a strategy focused on the growth of its strategic operations in UK Personal & Business Banking (PBB) and Commercial & Private Banking (CPB) and the further restructuring of the NatWest Markets franchise to focus mainly on UK and Western European corporate and financial institutions. As part of this programme, the RBS Group also continues to run-down certain of its operations, businesses and portfolios in order to reduce risk-weighted assets as well as the scope and complexity of its activities, including through the run-down of the higher risk and capital intensive assets in RBS Capital Resolution. Throughout 2016, the RBS Group stepped up the run-down of the higher risk and capital intensive assets in RBS Capital Resolution, reducing risk-weighted assets by £14.2 billion.

Part of the focus of this transformation programme is to downsize and simplify the RBS Group and the Group, reduce underlying costs, strengthen its overall capital position, improve customer experience and employee engagement, update operational and technological capabilities, strengthen governance and control frameworks and better position the RBS Group and the Group for the implementation of the UK ring-fencing regime by 1 January 2019. Together, these initiatives are referred to as the RBS Group’s “transformation programme”.

As part of its transformation programme, a number of financial, capital, operational and diversity targets, expectations and trends have been set by management for the RBS Group and the Group, both for the short term and throughout the restructuring period. These include (but are not limited to) expectations relating to the RBS Group’s and the Group’s return to profitability and the timing thereof, one-off costs incurred in connection with material litigation and conduct matters and the timing thereof, expected grown rates in income, customer loans and advances and volumes and underlying drivers and trends, cost:income ratio targets, expectations with respect to reductions in operating costs and charges as well as impairment charges, disposal losses relating to Capital Resolution, CET1 ratio targets and expectations regarding funding plans and requirements expectations with respect to reductions in risk-weighted assets and the timing thereof, expectations with respect to employees engagement and diversity targets.

The successful implementation of the RBS Group’s transformation programme and the RBS Group’s ability to meet associated targets and expectations, are subject to various internal and external factors and risks, including those described in this risk factor, the other risk factors included in this section and the disclosure included in the rest of this document. These include but are not limited to, market, regulatory, economic and political uncertainties, developments relating to litigation and regulatory matters, operational risks, risks relating to the RBS Group’s and the Group’s business models and strategies and delays or difficulties in implementing its transformation programme, including the restructuring of the NatWest Markets franchise, the implementation of the UK ring-fencing regime and compliance with the RBS Group’s State Aid obligations. A number of factors may impact the RBS Group’s ability to maintain its CET1 ratio target at or over 13% throughout the restructuring period, including conduct related costs, pension or legacy charges, accounting impairments or limited organic capital generation through profits.

In addition, the run-down of risk-weighted assets may be accompanied by the recognition of disposal losses which may be higher than anticipated, including due to a degraded economic environment. Further regulatory changes may also result in risk-weighted assets inflation in the medium term.

For a further discussion of the risks associated with meeting the RBS Group’s capital targets, see “The Group’s business performance and financial position could be adversely affected if its or the RBS Group’s capital is not managed effectively or if it or the RBS Group are unable to meet their capital targets.” The RBS Group’s and the Group’s ability to meet cost:income ratio targets and the planned reductions in their annual underlying costs (excluding restructuring and conduct-related charges and remediation costs) may also be impacted, and the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the RBS Group’s or the Group’s long-term product offering or competitive position.

Additional information

Risk factors continued
Due to the changed nature of the RBS Group’s and the Group’s business model, the RBS Group’s and the Group’s expectations with respect to its return to profitability and the timing thereof may not be achieved in the timescale envisaged or at any time. An adverse macroeconomic environment, including sustained low interest rates, political and regulatory uncertainty, increased market competition and/or heightened litigation costs may also pose significant headwinds to the profitability of the RBS Group and the Group. In addition there can be no certainty that the new business model defined for the NatWest Markets franchise will result in a sustainable or profitable business.

More generally, the targets, expectations and trends which accompany the RBS Group’s transformation programme are based on management plans, projections and models and are subject to a number of key assumptions and judgments any of which may prove to be inaccurate.

Among others, the targets, expectations and trends set as part of the RBS Group’s transformation programme assume that the RBS Group and the Group will be successful in implementing their business models and strategies, executing the RBS Group transformation programme and reducing the complexity of their business and infrastructure at the same time that they will be implementing significant structural changes to comply with the regulatory environment and that they will implement and maintain a robust control environment and effective culture, including with respect to risk management.

The RBS Group may not be able to successfully implement any part of its transformation programme or reach any of its related targets or expectations in the time frames contemplated or at all. The RBS Group’s transformation programme comprises a large number of concurrent actions and initiatives, any of which could fail to be implemented due to operational or execution issues. Implementation of the RBS Group’s transformation programme is expected to result in significant costs, which could be materially higher than currently contemplated, including due to material uncertainties and factors outside of the RBS Group’s control.

In addition, certain aspects of this transformation programme directly impact the Group’s business and product offering as it has resulted in the divestment of a number of its assets and portfolios as well as a reduction in available funding for the Group.

Implementing the RBS Group’s current transformation programme, including the restructuring of the NatWest Markets franchise, requires further material changes to be implemented within the RBS Group over the medium term, concurrent with the implementation of significant structural changes to comply with the UK ring-fencing regime and resulting from the RBS Group’s seeking to comply with its State Aid obligations. This restructuring period will be disruptive, will increase operational and people risks for the RBS Group and the Group and will continue to divert management resources from the conduct of the RBS Group’s and the Group’s operations and development of their business. The scale of changes being concurrently implemented has and will continue to require the implementation and application of robust governance and controls frameworks. And there is no guarantee that the RBS Group or the Group will be successful in doing so.

Due to changes in the micro and macro-economic and political and regulatory environment in which it operates, in particular as a result of the consequences of the EU Referendum, the RBS Group may also be required to reconsider certain aspects of its current restructuring programme, or the timeframe for its implementation.

In particular, there may be a need to further restructure the RBS Group’s Western European operations, including for example, as a result of potential changes in the prudential regulatory framework for banks and investment banks within the EU or if the RBS Group is no longer able to rely on the passporting framework for financial services applicable in the EU. Any such additional restructuring will be likely to increase operational and people risks for the RBS Group and the Group.

Due to the changed nature of the RBS Group’s business model, previously anticipated levels of revenue and profitability may not be achieved in the timescale envisaged or at any time. An adverse macroeconomic environment, including sustained low interest rates, political and regulatory uncertainty, market competition for margins and/or heightened litigation costs may also pose significant headwinds to the profitability of the RBS Group and the Group.

As a result, there can be no certainty that the implementation of the RBS Group’s transformation programme will prove to be a successful strategy, that the RBS Group will meet its targets and expectations during the restructuring period or that the restructured RBS Group will be a viable, competitive, customer-focused or profitable bank.

Additional information

Risk factors continued
The Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group’s key regulators has had and is likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.
The Group is subject to extensive laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes. Among others, the implementation and strengthening of the prudential and resolution framework applicable to financial institutions in the UK, the EU and the US, and future amendments to such rules, are considerably affecting the regulatory landscape in which the Group operates and will operate in the future, including as a result of the adoption of rules relating to the UK ring-fencing regime, prohibitions on proprietary trading, CRD IV and the BRRD and certain other measures. Increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, payment systems, and antiterrorism laws and regulations, have resulted in the Group facing greater regulation and scrutiny in the UK and the other countries in which it operates.

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, Europe and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the Group’s ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Such risks are currently exacerbated by the outcome of the EU Referendum and the UK’s decision to leave the EU and the unprecedented degree of uncertainty as to the respective legal and regulatory frameworks in which the RBS Group and the Group will operate when the UK is no longer a member of the EU. For example, current proposed changes to the European prudential regulatory framework for banks and investment banks may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU (which may apply to the Group once the UK has formally exited the EU). See “Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations which may affect current restructuring plans and have a material adverse effect Group”.

Any of these developments (including failures to comply with new rules and regulations) could have a significant impact on how the Group conducts its business, its authorisations and licences, the products and services it offers, its reputation and the value of its assets, the Group’s operations or legal entity structure, including attendant restructuring costs and consequently have a material adverse effect on its business, funding costs, results of operations, financial condition and future prospects.

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include, but are not limited to, those set out above as well as the following:
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amendments to the framework or requirements relating to the quality and quantity of regulatory capital as well as liquidity and leverage requirements to be met by the RBS Group or the Group, either on a solo, consolidated or subgroup level (and taking into account the new legal structure of the RBS Group and the Group following the implementation of the UK ring-fencing regime), including amendments to the rules relating to the calculation of risk-weighted assets and reliance on internal models and credit ratings as well as rules affecting the eligibility of deferred tax assets;
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the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under MREL or by the FSB’s recommendations on TLAC;
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new or amended regulations or taxes that reduce profits attributable to shareholders which may diminish, or restrict, the accumulation of the distributable reserves or distributable items necessary to make distributions or coupon payments or limit the circumstances in which such distributions may be made or the extent thereof;
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the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;
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further investigations, proceedings or fines either against the Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;
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the imposition of government-imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities;
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increased regulatory scrutiny with respect to mortgage lending, including through the implementation of the UK mortgage market review and other initiatives led by the Bank of England or European regulators;
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additional rules and regulatory initiatives and review relating to customer protection, including the FCA’s Treating Customers Fairly regime and increased focus by regulators on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets;
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the imposition of additional restrictions on the Group’s ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;

Additional information

Risk factors continued
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regulations relating to, and enforcement of, anti-bribery, anti- money laundering, anti-terrorism or other similar sanctions regimes;
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rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
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changes to financial reporting standards (including accounting standards or guidance) and guidance or the timing of their implementation;
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changes to risk aggregation and reporting standards;
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changes to corporate governance requirements, senior manager responsibility, corporate structures and conduct of business rules;
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competition reviews and investigations relating to the retail banking sector in the UK, including with respect to SME banking and PCAs;
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financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds, including the European Market Infrastructure Regulation and the Markets in Financial Instruments Directive and Regulation in the EU and the Dodd Frank Wall Street Reform Consumer Protection Act of 2010 in the US;
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increased attention to competition and innovation in UK payment systems following the establishment of the new Payments Systems Regulator and developments relating to the UK initiative on Open Banking and the European directive on payment services;
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new or increased regulations relating to customer data and privacy protection, including the EU General Data Protection Regulation; restrictions on proprietary trading and similar activities within a commercial bank and/or a group;
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the introduction of, and changes to, taxes, levies or fees applicable to the RBS Group’s or the Group’s operations, such as the imposition of a financial transaction tax, changes in tax rates, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;investigations into facilitation of tax evasion or avoidance or the creation of new civil or criminal offences relating thereto;
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the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in European member states or in other countries, such as the US); and
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other requirements or policies affecting the Group’s profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, or failure by the Group to comply with such laws, rules and regulations, may have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s ability to engage in effective business, capital and risk management planning.

The Group’s operations are highly dependent on its and the RBS Group’s IT systems. A failure of the RBS Group’s or the Group’s IT systems, including as a result of the lack of or untimely investments, could adversely affect its operations, competitive position and investor and customer confidence and expose the Group to regulatory sanctions.
The RBS Group’s and the Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the RBS Group’s and the Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, are critical to the RBS Group’s and the Group’s operations.

The vulnerabilities of the RBS Group’s and the Group’s IT systems are due to their complexity, attributable in part to overlapping multiple dated systems that result from the RBS Group’s historical acquisitions and insufficient investment prior to 2013 to keep the IT applications and infrastructure up-to-date.

A complex IT estate containing end-of-life hardware and software creates challenges in recovering from system breakdowns. IT failures adversely affect the Group’s relationship with its customers and reputation and have led, and may in the future, lead to regulatory investigations and redress.

The Group experienced a limited number of IT failures in 2016 affecting customers, although improvements introduced since 2012 allowed the Group to contain the impact of such failures.

The RBS Group’s and the Group’s regulators in the UK are actively surveying progress made by banks in the UK to modernise, manage and secure their IT infrastructures, in order to prevent future failures affecting customers. Any critical system failure, any prolonged loss of service availability or any material breach of data security could cause serious damage to the Group’s ability to service its customers, could result in significant compensation costs or fines resulting from regulatory investigations and could breach regulations under which the Group operates. In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the Group’s reputation, business and brands, which could undermine its ability to attract and keep customers.

Additional information

Risk factors continued
The RBS Group is currently implementing a number of complex initiatives, including its transformation programme, the UK ring-fencing regime and the restructuring of the NatWest Markets franchise, all which put additional strains on the RBS Group’s and Group’s existing IT systems. A failure to safely and timely implement one or several of these initiatives could lead to disruptions of the RBS Group’s or the Group’s IT infrastructure and in turn cause long-term damage to the Group’s reputation, brands, results of operations and financial position.

The RBS Group has mad, and will continue to make, considerable investments in its IT systems to further simplify and upgrade its (including the Group’s) IT systems and capabilities to make them more cost-effective and improve controls and procedures, strengthen cyber security defences, enhance the digital services provided to bank customers and improve the RBS Group’s and the Group’s competitive position and address system failures which adversely affect their relationship with their customers and reputation and may lead to regulatory investigations and redress.

However, the RBS Group’s current focus on cost-saving measures as part of its transformation programme may impact the resources available to implement further improvements to the RBS Group’s and/or the Group’s IT infrastructure or limit the resources available for investments in technological developments and innovations. Should such investment and rationalisation initiatives fail to achieve the expected results, or prove to be insufficient, it could have a material adverse impact on the Group’s operations, its ability to retain or grow its customer business or its competitive position and could negatively impact the Group’s financial position

The Group’s operations entail inherent reputational risk.
Reputational risk, meaning the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct, performance and business profile, is inherent in the Group’s business. Stakeholders include customers, investors, rating agencies, employees, suppliers, governments, politicians, regulators, special interest groups, consumer groups, media and the general public.
Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the Group or any member of the RBS Group conducts its business activities and operations, including as a result of speculative or inaccurate media coverage, the Group’s financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, IT failures or cyber-attacks resulting in the loss or publication of confidential customer data or other sensitive information, the level of direct and indirect government support, or the actual or perceived strength or practices in the banking and financial industry may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly enhance and accelerate the impact of damaging information and allegations.
Reputational risks may also be increased as a result of the restructuring of the RBS Group to implement its transformation programme and the UK ring-fencing regime, which could, in turn, have an adverse effect on the Group.

Although the RBS Group has implemented a Reputational Risk Policy across customer-facing businesses (including those of the Group) to improve the identification, assessment and management of customers, transactions, products and issues which represent a reputational risk, the Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which could result in a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group is exposed to conduct risk which may adversely impact the Group or its employees and may result in conduct having a detrimental impact on the Group’s customers or counterparties.
In recent years, the Group has sought to refocus its culture on serving the needs of its customers and continues to redesign many of its systems and processes to promote this focus and strategy.

However, the Group is exposed to various forms of conduct risk in its operations. These include business and strategic planning that does not consider customers’ needs, ineffective management and monitoring of products and their distribution, a culture that is not customer-centric, outsourcing of customer service and product delivery via third parties that do not have appropriate levels of control, oversight and culture, the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products, or poor governance of incentives and rewards.

Some of these risks have materialised in the past and ineffective management and oversight of conduct issues may result in customers being poorly or unfairly treated and may in the future lead to further remediation and regulatory intervention/enforcement.

of uncertainty and risks as described throughout these risk factors.

Additional information

Risk factors continued
The Group’s businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulatory rules, negligence or fraud, any of which could result in regulatory sanctions and serious reputational or financial harm to the RBS Group and the Group. In recent years, a number of multinational financial institutions, including entities within the RBS Group, have suffered material losses due to the actions of employees and the Group may not succeed in protecting itself from such conduct in the future.

It is not always possible to deter employee misconduct and the precautions the Group takes to prevent and detect this activity may not always be effective.

The Group has implemented a number of policies and allocated new resources in order to help mitigate against these risks. The Group has also prioritised initiatives to reinforce good conduct in its engagement with the markets in which it operates, together with the development of preventative and detective controls in order to positively influence behaviour. The Group’s transformation programme is also intended to improve the Group’s control environment. Nonetheless, no assurance can be given that the Group’s strategy and control framework will be effective and that conduct issues will not have an adverse effect on the Group’s results of operations, financial condition or prospects.

The RBS Group and Group may be adversely impacted if their risk management is not effective and there may be significant challenges in maintaining the effectiveness of the Group’s risk management framework as a result of the number of strategic and restructuring initiatives being carried out by the RBS Group simultaneously.
The management of risk is an integral part of all of the Group’s activities. Risk management includes the definition and monitoring of the RBS Group’s risk appetite and reporting of the RBS Group’s and the Group’s exposure to uncertainty and the consequent adverse effect on profitability or financial condition arising from different sources Ineffective risk management may arise from a wide variety of events and behaviours, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes.

Failure to manage risks effectively could adversely impact the Group’s reputation or its relationship with its customers, shareholders or other stakeholders, which in turn could have a significant effect on the Group’s business prospects, financial condition and/or results of operations. Risk management is also strongly related to the use and effectiveness of internal stress tests and models. See “The RBS Group and the Group rely on valuation, capital and stress test models to conduct their business, assess their risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the RBS Group and the Group operate or findings of deficiencies by the Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the Group’s business, capital and results.”

A failure by the Group to embed a strong risk culture across the organisation could adversely affect the Group’s ability to achieve its strategic objectives.
In response to weaknesses identified in previous years, the RBS Group is currently seeking to embed a strong risk culture within the RBS Group (including the Group) based on a robust risk appetite and governance framework. A key component of this approach is the three lines of defence model designed to identify, manage and mitigate risk across all levels of the organisation.

This framework has been implemented and improvements continue and will continue to be made to clarify and improve the three lines of defence and internal risk responsibilities and resources, including in response to feedback from regulators. Notwithstanding the Group’s efforts, changing an organisation’s risk culture requires significant time, investment and leadership, and such efforts may not insulate the Group from future instances of misconduct.

A failure by any of these three lines to carry out their responsibilities or to effectively embed this culture could have a material adverse effect on the Group through an inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.
The Group’s future success depend on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which includes directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of Government support (such as the RBS Group), which may place the Group at a competitive disadvantage. In addition, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel.

Additional information

Risk factors continued
Certain of the Group’s directors as well as members of its executive committee and certain other senior managers and employees are also subject to the new responsibility regime introduced under the Banking Reform Act 2013 which introduces clearer accountability rules for those within the new regime. The senior managers’ regime and certification regime took effect on 7 March 2016, whilst the conduct rules will apply to the wider employee population from 7 March 2017 onwards, with the exception of some transitional provisions.

The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the allocation of responsibilities introduced by the new rules.

In addition, in order to ensure the independence of the RFB, the RBS Group will be required to recruit new independent directors and senior members of management to sit on the boards of directors and board committees of the RFB and other RBS Group entities outside the RFB, and there may be a limited pool of competent candidates from which such appointments can be made.

The RBS Group’s evolving strategy has led to the departure of a large number of experienced and capable employees, including Group employees. The restructuring relating to the ongoing implementation of the RBS’s Group’s transformation programme and related cost reduction targets may cause experienced staff members to leave and prospective staff members not to join the RBS Group. The lack of continuity of senior management and the loss of important personnel could have an adverse impact on the Group’s business and future success.

The failure to attract or retain a sufficient number of appropriately skilled personnel to manage the complex restructuring required to implement the UK ring-fencing regime and the Group’s strategy could prevent the Group from successfully implementing its strategy and meeting regulatory commitments. This could have a material adverse effect on the Group’s business, financial condition and results of operations.
In addition, many of the Group’s employees in the UK and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including the Group, and any further offer or sale of its interests may affect the price of its securities.
On 6 August 2015, the UK Government made its first sale of RBSG ordinary shares since its original investment in 2009 and sold approximately 5.4% of its stake in RBSG. Following this initial sale, the UK Government exercised its conversion rights under the B Shares on 14 October 2015 which resulted in HM Treasury holding 72.88% of the ordinary share capital of RBSG, and which entity owns all of the Bank’s share capital.

The UK Government, through HM Treasury, currently holds 71.3% of the issued ordinary share capital of the RBS Group. The UK Government has indicated its intention to continue to sell down its shareholding in the RBS Group.

In addition, UKFI manages HM Treasury’s shareholder relationship with the RBS Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group companies (including the Bank) will continue to have their own independent board of directors and management team determining their own strategy, its position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI might be able to exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, remuneration policy or the conduct of any RBS Group company, including the Bank.

The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders. The Board of RBSG has a duty to promote the success of the RBS Group for the benefit of its members as a whole.

The Group is committed to executing the run-down and sale of certain businesses, portfolios and assets forming part of the businesses and activities being exited by the Group. Failure by the Group to do so on commercially favourable terms could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.
The Group’s ability to dispose of the remaining businesses, portfolios and assets forming part of the businesses and activities being exited by the Group and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain volatile. As a result, there is no assurance that the Group will be able to sell, exit or run down these businesses, portfolios or assets either on favourable economic terms to the Group or at all or that it may do so within the intended timetable.

Material tax or other contingent liabilities could arise on the disposal or run-down of assets or businesses and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner or at all. The Group may be exposed to deteriorations in the businesses, portfolios or assets being sold between the announcement of the disposal and its completion, which period may span many months.

Additional information

Risk factors continued
In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction-related costs, and counterparty risk in respect of buyers of assets being sold.

The occurrence of any of the risks described above could have a material adverse effect on the Group’s business, results of operations, financial condition and capital position and consequently may have the potential to impact the competitive position of part or all of the Group’s business.

The RBS Group and its subsidiaries, including the Group, are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.
In the EU, the UK and the US, regulators have implemented or are in the process of implementing recovery and resolution regimes designed to prevent the failure of financial institutions and resolution tools to ensure the timely and orderly resolution of financial institutions. These initiatives have been complemented by a broader set of initiatives to improve the resilience of financial institutions and reduce systemic risk, including the UK ring-fencing regime, the introduction of certain prudential requirements and powers under CRD IV, and certain other measures introduced under the BRRD, including the requirements relating to loss absorbing capital. The BRRD which was implemented in the UK from January 2015, provides a framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies in the EU, and the tools and powers introduced under the BRRD include preparatory and preventive measures, early supervisory intervention powers and resolution tools.

Implementation of certain provisions of the BRRD remains subject to secondary rulemaking as well as a review by the European Parliament and the European Commission of certain topics mandated by the BRRD. In November 2016, as a result of this review, the European Commission published a package of proposals seeking to introduce certain amendments to CRD IV and the BRRD as well as a new proposal seeking to harmonize creditor hierarchy. These proposals are now subject to further discussions and negotiations among the European institutions and it is not possible to anticipate their final content. Further amendments to the BRRD or the implementing rules in the EU may also be necessary to ensure continued consistency with the FSB recommendations on resolution regimes and resolution planning for G-SIBs, including with respect to TLAC requirements.

In light of these potential developments as well as the impact of the UK’s decision to leave the EU following the result of the EU Referendum, there remains uncertainty as to the rules which may apply to the RBS Group going forward. In addition, banks headquartered in countries which are members of the Eurozone are now subject to the European banking union framework.

In November 2014, the ECB assumed direct supervisory responsibility for RBS NV and Ulster Bank under the Single Supervisory Mechanism (SSM). As a result of the above, there remains uncertainty as to how the relevant resolution regimes in force in the UK, the Eurozone and other jurisdictions, would interact in the event of a resolution of the RBS Group.

The BRRD requires national resolution funds to raise “ex ante” contributions on banks and investment firms in proportion to their liabilities and risk profiles and allow them to raise additional “ex post” funding contributions in the event the ex-ante contributions do not cover the losses, costs or other expenses incurred by use of the resolution fund. Although receipts from the UK bank levy are currently being used to meet the ex-ante and ex post funding requirements, the RBS Group may be required to make additional contributions in the future.

The new recovery and resolution regime implementing the BRRD in the UK replaces the previous regime and has imposed and is expected to impose in the near-to medium-term future, additional compliance and reporting obligations on the RBS Group, including the Group, which may result in increased costs, including as a result of mandatory participation in resolution funds, and heightened compliance risks and the RBS Group may not be in a position to comply with all such requirements within the prescribed deadlines or at all.

In addition, the PRA has adopted a new framework requiring financial institutions to ensure the continuity of critical shared services (provided by entities within the group or external providers) to facilitate recovery action, orderly resolution and post-resolution restructuring, which will apply from 1 January 2019.

The application of such rules to the RBS Group may require the RBS Group to restructure certain of its activities or reorganise the legal structure of its operations, may limit the RBS Group’s ability to outsource certain functions and/or may result in increased costs resulting from the requirement to ensure the financial and operational resilience and independent governance of such critical services. Any such developments could have a material adverse effect on the Group.
In addition, compliance by the RBS Group with this new recovery and resolution framework has required and is expected to continue to require significant work and engagement with the RBS Group’s regulators, including in order for the RBS Group to submit to the PRA credible recovery and resolution plans, the outcome of which may impact the operations or structure of the RBS Group or the Group.

Such rules will need to be implemented consistently with the UK ring-fencing regime.

Additional information

Risk factors continued
The RBS Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group, including the Group, including the write-off, write- down or conversion of securities issued by the RBS Group or the Group.
The Banking Act 2009, as amended to implement the BRRD (Banking Act) confers substantial powers on relevant UK authorities designed to enable them to take a range of actions in relation to UK banks or investment firms and certain of their affiliates in the event a bank or investment firm in the same group is considered to be failing or likely to fail.

Under the Banking Act, wide powers are granted to the relevant resolution authorities, as appropriate as part of a special resolution regime (the “SRR”).

These powers enable the relevant UK resolution authority to implement resolution measures with respect to a UK bank or investment firm and certain of its affiliates (including, for example, RBSG) (each a “relevant entity”) in circumstances in which the relevant UK resolution authority is satisfied that the resolution conditions are met.

Under the applicable regulatory framework and pursuant to guidance issued by the Bank of England, governmental financial support, if any is provided, would only be used as a last resort measure where a serious threat to financial stability cannot be avoided by other measures (such as the stabilisation options described below, including the UK bail-in power) and subject to the limitations set out in the Banking Act.

Several stabilisation options and tools are available to the relevant UK resolution authority under the SRR, where a resolution has been triggered. In addition, the UK resolution authority may commence special administration or liquidation procedures specifically applicable to banks.

Where stabilisation options are used which rely on the use of public funds, the option can only be used once there has been a contribution to loss absorption and recapitalisation of at least 8% of the total liabilities of the institution under resolution.

The Bank of England has indicated that among these options, the UK bail-in tool (as described further below) would apply in the event a resolution of the RBS Group were triggered.

Further, the Banking Act grants broad powers to the UK resolution authority, the application of which may adversely affect contractual arrangements and which include the ability to (i) modify or cancel contractual arrangements to which an entity in resolution is party, in certain circumstances; (ii) suspend or override the enforcement provisions or termination rights that might be invoked by counterparties facing an entity in resolution, as a result of the exercise of the resolution powers; and (iii) disapply or modify laws in the UK (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively.

The stabilisation options are intended to be applied prior to the point at which any insolvency proceedings with respect to the relevant entity would otherwise have been initiated. Accordingly, the stabilisation options may be exercised if the relevant UK resolution authority: (i) is satisfied that a UK bank or investment firm is failing, or is likely to fail; (ii) determines that it is not reasonably likely that (ignoring the stabilisation powers) action will be taken by or in respect of a UK bank or investment firm that will result in condition (i) above ceasing to be met; (iii) considers the exercise of the stabilisation powers to be necessary, having regard to certain public interest considerations (such as the stability of the UK financial system, public confidence in the UK banking system and the protection of depositors, being some of the special resolution objectives) and (iv) considers that the special resolution objectives would not be met to the same extent by the winding-up of the UK bank or investment firm.

In the event that the relevant UK resolution authority seeks to exercise its powers in relation to a UK banking group company (such as RBSG), the relevant UK resolution authority has to be satisfied that (A) the conditions set out in (i) to (iv) above are met in respect of a UK bank or investment firm in the same banking group (or, in respect of an EEA or third country credit institution or investment firm in the same banking group, the relevant EEA or third country resolution authority is satisfied that the conditions for resolution applicable in its jurisdiction are met) and (B) certain criteria are met, such as the exercise of the powers in relation to such UK banking group company being necessary having regard to public interest considerations.

The use of different stabilisation powers is also subject to further “specific conditions” that vary according to the relevant stabilisation power being used. Although the SRR sets out the pre-conditions for determining whether an institution is failing or likely to fail, it is uncertain how the Bank of England would assess such conditions in any particular pre-insolvency scenario affecting RBSG and/or other members of the RBS Group (including the Bank) and in deciding whether to exercise a resolution power. Further regulatory developments, including proposals by the FSB on cross-border recognition of resolution actions, could also influence the conditions for the exercise of the stabilisation powers.

Additional information

Risk factors continued
There has been no application of the SRR powers in the UK to a large financial institution, such as RBSG, to date, which could provide an indication of the relevant UK resolution authority’s approach to the exercise of the resolution powers, and even if such examples existed, they may not be indicative of how such powers would be applied to RBSG. Therefore, holders of shares and other securities issued by RBS Group entities may not be able to anticipate a potential exercise of any such powers.

The UK bail-in tool is one of the powers available to the UK resolution authority under the SRR and was introduced under the Banking Reform Act 2013. The UK government amended the provisions of the Banking Act to ensure the consistency of these provisions with the bail-in provisions under the BRRD, which amendments came into effect on January 1, 2015.

The UK bail-in tool includes both a power to write-down or convert capital instruments and triggered at the point of non-viability of a financial institution and a bail-in tool applicable to eligible liabilities (including senior unsecured debt securities issued by the RBS Group) and available in resolution.

The capital instruments write-down and conversion power may be exercised independently of, or in combination with, the exercise of a resolution tool, and it allows resolution authorities to cancel all or a portion of the principal amount of capital instruments and/or convert such capital instruments into common equity Tier 1 instruments when an institution is no longer viable.

The point of non-viability for such purposes is the point at which the Bank of England or the PRA determines that the institution meets the conditions for entry into the Special Resolution Regime as defined under the Banking Act or will no longer be viable unless the relevant capital instruments are written down or extraordinary public support is provided, and without such support the appropriate authority determines that the institution would no longer be viable.

Where the conditions for resolution exist and it is determined that a stabilisation power may be exercised, the Bank of England may use the bail-in tool (in combination with other resolution tools under the Banking Act) to, among other things, cancel or reduce all or a portion of the principal amount of, or interest on, certain unsecured liabilities of a failing financial institution and/or convert certain debt claims into another security, including ordinary shares of the surviving entity.

In addition, the Bank of England may use the bail-in tool to, among other things, replace or substitute the issuer as obligor in respect of debt instruments, modify the terms of debt instruments (including altering the maturity (if any) and/or the amount of interest payable and/or imposing a temporary suspension on payments) and discontinue the listing and admission to trading of financial instruments.

The exercise of the bail-in tool will be determined by the Bank of England which will have discretion to determine whether the institution has reached a point of non-viability or whether the conditions for resolution are met, by application of the relevant provisions of the Banking Act, and involves decisions being taken by the PRA and the Bank of England, in consultation with the FCA and HM Treasury. As a result, it will be difficult to predict when, if at all, the exercise of the bail-in power may occur.

The potential impact of these powers and their prospective use may include increased volatility in the market price of shares and other securities issued by the RBS Group and the Group (including the Bank’s American depositary shares), as well as increased difficulties for RBS Group in issuing securities in the capital markets and increased costs of raising such funds.

If these powers were to be exercised (or there is an increased risk of exercise), such exercise could result in a material adverse effect on the rights or interests of RBSG shareholders which would likely be extinguished or very heavily diluted.

Holders of debt securities (which may include holders of RBSG senior unsecured debt), would see the conversion of part (or all) of their claims into equity or written down in part or written off entirely. In accordance with the rules of the Special Resolution Regime, the losses imposed on holders of equity and debt instruments through the exercise of bail-in powers would be subject to the “no creditor worse off” safeguard, which requires losses not to exceed those which would be realised in insolvency.

Although the above represents the risks associated with the UK bail-in power currently in force in the UK and applicable to the RBS Group, changes to the scope of, or conditions for the exercise of the UK bail-in power may be introduced as a result of further political or regulatory developments. In addition, further political, legal or strategic developments may lead to structural changes to the RBS Group, including at the holding company level. Notwithstanding any such changes, the RBS Group expects that its securities would remain subject to the exercise of a form of bail-in power, either pursuant to the provisions of the Banking Act, the BRRD or otherwise.

adverse impact on its financial condition and results of operations.

Additional information

Risk factors continued
In the UK and in other jurisdictions, the RBS Group and the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.
In the UK, the Financial Services Compensation Scheme (FSCS) was established under the Financial Services and Markets Act 2000 and is the UK’s statutory fund of last resort for customers of authorised financial services firms.

The FSCS pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising levies on the industry, including the RBS Group and the Group. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits.

In the event that the FSCS needs to raise additional and unexpected funding, is required to raise funds more frequently or significantly increases the levies to be paid by authorised firms, the associated costs to the RBS Group or the Group may have an adverse impact on their results of operations and financial condition. For example, the deposit protection limit increased by £10,000 to £85,000 effective from 30 January 2017, which will result in an increase to the Group’s FSCS levies.

To the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes, the Group may make further provisions and may incur additional costs and liabilities, which may have an

Recent and anticipated changes in the tax legislation in the UK are likely to result in increased tax payments by the Group and may impact the recoverability of certain deferred tax assets recognised by the Group.
In accordance with IFRS Standards, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

In the UK, legislation has been introduced over the past few years which seeks to impose restrictions on the use of certain brought forward tax losses of banking companies. This has impacted and will continue to impact the extent to which the Group is able to recognise deferred tax assets. Failure to generate sufficient future taxable profits or further changes in tax legislation (including rates of tax) or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. Further changes to the treatment of deferred tax assets may impact the Group’s capital, for example by reducing further the Group’s ability to recognise deferred tax assets. The implementation of the rules relating to the UK ring-fencing regime and the resulting restructuring of the Group may further restrict the Group’s ability to recognise tax deferred tax assets in respect of brought forward losses.

Forward-looking statements

Cautionary statement regarding forward-looking statements
Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; structural reform and the implementation of the UK ring-fencing regime; the implementation of RBSG’s transformation programme, including the further restructuring of the NatWest Markets business; the satisfaction of RBSG’s residual EU State Aid obligations; the continuation of RBSG’s and the Group’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; future pension contributions; and RBSG’s and the Group’s exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including as interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the RBS Group and the Group’s strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the RBS Group’s or the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document including in the risk factors set out in the Group’s 2016 Annual Report and other uncertainties discussed in this document.

These include the significant risks for RBSG and the Group presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBSG is or may be subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBSG of unfavourable outcomes and the timing thereof (including where resolved by settlement); economic, regulatory and political risks, including as may result from the uncertainty arising from the EU Referendum; RBSG’s ability to satisfy its residual EU State Aid obligations and the timing thereof; RBSG’s ability to successfully implement the significant and complex restructuring required to be undertaken in order to implement the UK ring fencing regime and related costs;

RBSG’s ability to successfully implement the various initiatives that are comprised in its transformation programme, particularly the proposed further restructuring of the NatWest Markets business, the balance sheet reduction programme and its significant cost-saving initiatives and whether RBSG and the Group will be a viable, competitive, customer focused and profitable bank especially after its restructuring and the implementation of the UK ring-fencing regime; the exposure of RBSG and the Group to cyber-attacks and their ability to defend against such attacks; RBSG’s and the Group’s ability to achieve their capital and leverage requirements or targets which will depend in part on RBSG and the Group’s success in reducing the size of their business and future profitability as well as developments which may impact its CET1 capital including additional litigation or conduct costs, additional pension contributions, further impairments or accounting changes; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; RBSG’s and the Group’s ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBSG, the Bank or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBSG’s and the Group’s strategic refocus on the UK; as well as increasing competition from new incumbents and disruptive technologies.

In addition, there are other risks and uncertainties that could adversely affect our results, ability to implement our strategy, cause us to fail to meet our targets or the accuracy of forward-looking statements in this document. These include operational risks that are inherent to the Group’s business and will increase as a result of RBSG’s and the Group’s significant restructuring initiatives being concurrently implemented; the potential negative impact on RBSG’s and the Group’s business of global economic and financial market conditions and other global risks; the impact of a prolonged period of low interest rates or unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBSG and the Group operate as well as divergences in regulatory requirements in the jurisdictions in which RBSG and the Group operate; the risks relating to RBSG’s or the Group’s IT systems or a failure to protect themselves and their customers against cyber threats, reputational risks; risks relating to increased pension liabilities and the impact of pension risk on RBSG’s and the Group’s capital positions; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if their risk management framework is ineffective; the Group’s ability to attract and retain qualified personnel; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in RBSG; the value and effectiveness of any credit protection purchased by the Group; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which the Group operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBSG’s and the Group’s financial statements or adversely impact their capital positions; the impact of the recovery and resolution framework and other prudential rules to which RBSG and the Group are subject; the recoverability of deferred tax assets by the Group; and the success of RBSG and the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBSG and the Group do not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Legal Entity Identifier: 213800IBT39XQ9C4CP71

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date: 24 February 2017

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary